
Applebee's

STAYING TRUE

results growth innovation culture

APPLEBEE'S INTERNATIONAL, INC. *2004 Annual Report & Form 10-K*

SELECTED FINANCIAL DATA

The following table sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks, and all other periods presented contained 52 weeks. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented in our Form 10-K.

(in thousands, except per share amounts)	Fiscal Year Ended				
	Dec. 26, 2004	Dec. 28, 2003[1]	Dec. 29, 2002[1]	Dec. 30, 2001[1,2]	Dec. 31, 2000[1,2]
Statement of Earnings Data:					
Company restaurant sales	$ 976,798	$ 867,158	$ 724,616	$ 651,119	$ 605,414
Franchise royalties and fees	121,221	109,604	102,180	93,225	84,738
Other franchise income	13,615	13,147	2,688	—	—
Total operating revenues	$1,111,634	$ 989,909	$ 829,484	$ 744,344	$ 690,152
Operating earnings	$ 165,280	$ 152,677	$ 126,590	$ 110,681	$ 106,984
Net earnings	$ 110,865	$ 94,349	$ 80,527	$ 63,298	$ 63,020
Basic net earnings per share	$ 1.36	$ 1.14	$ 0.97	$ 0.76	$ 0.71
Diluted net earnings per share	$ 1.33	$ 1.10	$ 0.94	$ 0.74	$ 0.71
Dividends declared per share	$ 0.06	$ 0.05	$ 0.04	$ 0.04	$ 0.03
Basic weighted average shares outstanding	81,528	82,944	83,407	83,268	88,261
Diluted weighted average shares outstanding	83,600	85,409	85,382	85,316	88,755
Balance Sheet Data (at end of fiscal year):					
Total assets	$ 754,431	$ 651,078	$ 573,647	$ 506,036	$ 475,932
Long-term debt, including current portion	$ 35,694	$ 20,862	$ 52,563	$ 74,568	$ 91,355
Stockholders' equity	$ 496,727	$ 453,143	$ 385,201	$ 320,303	$ 277,941

(1) Fiscal years 2003 and 2002 have been restated from amounts previously reported to reflect certain adjustments as discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Restatement of Financial Statements" and Note 22 to the consolidated financial statements. Conforming adjustments have been made to previously audited fiscal year 2001 and 2000 selected financial data. Total assets and stockholders' equity as of the beginning of fiscal year 2000 reflect a cumulative impact of $[illegible] and $[illegible], respectively, resulting from the restatement.

(2) Beginning in 2002, we ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles."

TOTAL OPERATING REVENUES



NET EARNINGS
(in millions)


$63.0
$63.3
$80.5
$94.3
$110.9

DILUTED NET EARNINGS PER SHARE


$0.71
$0.74
$0.94
$1.10
$1.33

ABOUT THE COVER: At Applebee's, we truly believe that growth is not simply about building more restaurants ... but building lives and families and neighborhoods. Our vision is to create an American icon that dominates domestic markets and spans the globe.

In the midst of industry and competitive challenges, Applebee's is staying true to what we do – *building momentum* with a *singular focus* on the successful Applebee's brand and optimizing the proven growth strategies we have in place.

To Our Shareholders:

How You Achieve Growth Is as Important as the Growth Itself

Fiscal 2004 was a successful year for Applebee's on many fronts, although the year ended on a somewhat softer note with a slowdown in sales throughout the casual dining industry. As a result, we were disappointed to fall short of the lofty goals we had set for ourselves. That said, we expanded our market share with strong growth in system-wide sales, comparable sales and guest traffic by focusing on improving our operations and optimizing our key strategies.

Staying true to our vision, to our guiding principles and to our strategies, we continued to deliver strong results.

Staying True to Our Track Record of Delivering Consistent Results

Financial measures reflect our solid performance last year in spite of a tough business climate. Total system-wide sales for Applebee's International, including both company and franchise restaurant sales, rose 10.7 percent for the fiscal year ended December 26, 2004. Total sales for company restaurants grew 12.6 percent to $976.8 million for the year, with total operating revenues increasing 12.3 percent to $1.1 billion.

The company's net earnings for fiscal 2004 were a record $110.9 million, or $1.33 per diluted share. This represents an increase in diluted earnings per share of 21 percent as compared to fiscal 2003 earnings of $1.10 per diluted share, which included an impairment charge of approximately 6 cents per share. Over the past five years, our compounded annual growth rate in earnings per share exceeds 18 percent.

Return on equity, already among the highest in the industry, exceeded 23 percent for the year.

Last year, our comparable sales and traffic



LLOYD L. HILL
Chairman of the Board and
Chief Executive Officer

RESULTS

staying true to our track record of delivering consistent results



As the biggest brand in casual dining, Applebee's is shifting greater emphasis to national advertising.

As the undisputed leader in casual dining, Applebee's seeks strategic opportunities to leverage its size and scale to improve performance. Our formidable purchasing power, for instance, enables us to cost-effectively source top-quality baby back ribs from as far away as Denmark.

In our pursuit of flawless execution, we use advanced technology and carefully controlled practices to improve performance in our restaurants – such as our innovative Kitchen Display System that is helping to significantly boost guest satisfaction and reduce table turn times.



STAYING TRUE TO THE SOUND, PROVEN STRATEGIES WE HAVE IN PLACE, APPLEBEE'S SEEKS CONTINUED MOMENTUM AND GROWTH BY ELEVATING OUR PERFORMANCE WITH **relentless execution.**



Neighborhood
1
Best Service
2
Best Value
2
Best Menu Choice
Noticeably Better PEOPLE
3
Leverage Scale
3
Reduce Variability
3
Increase Unit Advantage
BIG Fun TRIP

Shown right: Our overarching, long-term growth strategies are captured in the strategic wheel, which defines our promise to our guests and our associates, and our goals to help us deliver on that promise.

growth again substantially exceeded the casual dining industry average as measured by Knapp-Track.™ System-wide comparable sales, which compare restaurants open for at least 18 months, rose 4.8 percent in 2004 – three percentage points greater than the average for the rest of the industry and our highest annual rate of growth since 1993. Through year-end, we have achieved 26 consecutive quarters, or six and a half years, of comparable sales growth. Comparable sales at franchised restaurants increased 5.2 percent, while company restaurants posted comparable sales gains of 3.8 percent in 2004.

Guest traffic is another key barometer of success in casual dining. Traffic growth measures reach and frequency, or simply put, attracting more guests, more often. Guest traffic in our company restaurants increased 2.0 to 2.5 percent in 2004 as we also outpaced the industry average on this critical measure.

SYSTEM-WIDE
(in thousands)



$2,151
$2,201
$2,269
$2,351
$2,462
00
01
02
03
04

WEIGHTED AVERAGE ANNUAL UNIT SALES

Applebee's strong balance sheet and substantial free cash flow provide the foundation and flexibility for increased company development, potential franchise acquisitions and continued stock repurchases. Our year-end debt to capitalization ratio was less than 7 percent, providing substantial borrowing capacity for our growth agenda. Cash flow from operations grew to $191 million in 2004, which was used to fund $105 million of capital expenditures and the $14 million acquisition of 10 franchise restaurants, as well as stock repurchases.

We repurchased nearly 4 million shares of our common stock during fiscal 2004 at an average price of $24.97 for an aggregate cost of $99.7 million. Over the last seven years, we have utilized our growing cash flow and strong balance sheet to repurchase 38 million shares totaling $416.1 million at an average cost of less than $11 per share.

During the year, our Board of Directors authorized additional stock repurchases of up to $150 million beginning in 2005 and approved a written plan for repurchases of common stock in the open market in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. This plan will allow us to repurchase shares during periods when we could not be in the marketplace because of internal blackout periods.

In May 2004, for the third time in four years, the company declared a three-for-two stock split in the form of a 50 percent stock dividend. In December, we declared an annual dividend of 6 cents per share, a 29 percent increase over the prior year's dividend of 5 cents per share (adjusted for the stock split), and the 15th consecutive annual dividend paid by the company.



OUR BELIEF IN THE UNTAPPED POTENTIAL OF THE APPLEBEE'S CONCEPT IS STRONGER THAN EVER WITH THE DOMESTIC DEVELOPMENT POTENTIAL NOW ESTIMATED TO BE AT LEAST 3,000 restaurants.

Shown left: Applebee's development momentum continues with at least 125 new restaurants expected to open in 2005, which will mark the 13th consecutive year of opening at least 100 units.

Staying True to
Our Growth Strategies

As we pursue continuing growth and maintaining our momentum, we are focused on two interrelated goals: superior restaurant execution and noticeably better people. We have sound, proven strategies in place, and we plan to stay the course – elevating our performance with the right people and relentless execution of our long-term strategies which are designed to clearly differentiate Applebee's, win customer preference and broaden the gap versus our competitors.

Strategic Wheel

Achieving consistent results requires that we stay true to the sound strategies we have in place. First introduced in 2001 and since enhanced, our overarching strategies are captured in our strategic wheel – six focused strategies that are backed by specific initiatives and actions, and directed toward aggressive goals. Best Menu Choice, Best Service and Best Value represent our promise to our guests; Reduce Variability, Leverage Scale and Increase Unit Advantage represent the keys to helping us deliver on that promise.

Favorable Industry Trends

Current industry and demographic trends support our expectations for continued, steady growth. According to the National Restaurant Association, industry sales will experience the 14th consecutive year of real growth in 2005. Total industry sales are expected to increase 4.9 percent and reach a record $476 billion, as American consumers spend nearly 47 percent of their food dollar away from home.

Through 2008, the casual dining category is expected to grow 5.7 percent annually, with the "varied menu" segment that includes Applebee's growing at a healthy 6.0 percent.

Continued Unit Growth

At year-end, the Applebee's system had grown to 1,671 restaurants in 49 states and 12 foreign countries. Last year, we opened 109 restaurants, including 32 company and 77 franchised units – marking the 12th consecutive year in which we opened at least 100 new units. This track record of development, unprecedented in the casual dining industry, extends from 250 restaurants at the end of 1992 to approaching 1,700 currently. We expect to keep this record going with at least 125 new restaurants planned for 2005, including a minimum of 40 company units and 85 franchise units.

Based on our continued success in penetrating markets of various sizes, overall category growth and future consumer demand, we now believe the domestic potential of the Applebee's system to be at least 3,000 restaurants – a 30 percent increase over the potential we believed existed just a couple of years ago.

In addition, we believe there is the long-term potential for at least 1,000 restaurants internationally. At year-end, we had 58 restaurants operating

GROWTH

Staying true to our growth strategies


Carside To Go

Applebee's popular Carside To Go™ initiative continues to win fans and has emerged as the fastest-growing area of our business.



[illegible] attractive, new restaurant [illegible] features an updated, [illegible] exterior that still [illegible] the warm, welcoming [illegible] that has earned the loyalty [illegible] of guests and made [illegible]'s the undisputed leader [illegible] casual dining.



Many guests find Applebee's is a great place to enjoy an alcoholic beverage with their meal or at the bar. Our two largest sellers are beer and our signature Perfect Margarita™, the best margarita this side of the border. During 2004, alcoholic beverages accounted for [illegible] percent of company sales.



With consistent results driven by our unique business model, Applebee's has achieved sales and earnings increases for 15 consecutive years since becoming a public company in 1989.

Shown left: Our unwavering dedication to great food and fun times appeals to guests of every age and helps drive consistent growth year after year.

outside of the United States, concentrated in Canada, Latin America and the Mediterranean/Middle East.

Franchise Business Model

Our business model is unique in casual dining, relying on a predominant balance of franchise operations. At year-end, 48 domestic franchise groups operated a total of 1,189 restaurants, averaging 25 units per group. Additionally, 22 international franchise groups were operating 58 restaurants outside of the United States. This franchise strategy gives Applebee's an annuity stream of highly profitable franchise income, a base for rapid system expansion and heightened brand awareness, and significant buying power and economies of scale.

Our model focuses on multi-unit operators with similar values and financial strength. Five Applebee's franchisees rank among the top 25 restaurant franchisees in the country according to *Restaurant Finance Monitor 200*, a ranking based on annual revenues.

Franchise Acquisitions

In conjunction with our aggressive development plans, we continually evaluate and manage our mix of company and franchise restaurants throughout the system. Using our strong balance sheet and free cash flow, we continue to acquire franchise operations that offer growth potential together with geographic and operational synergies. At year-end, company-owned operations represented 25 percent of our system, and we anticipate that this mix could shift to as much as one-third company and two-thirds franchised as we acquire additional operations over the next three to five years.

In 2004, we completed the acquisition of 10 Applebee's restaurants in southern California for $13.8 million. While addressing our ongoing growth strategy, this acquisition also supports our long-term effort to more aggressively penetrate the southern California market using a combination of both company and franchise resources.

Leveraging Our Size and Scale

Growth is about more than just getting bigger, it's about getting better. For us, that translates into executing consistently at a high level and using our industry-leading scale to build greater consumer awareness and to drive increased sales and repeat visits.

Measured by system-wide sales, Applebee's ranks as the ninth largest restaurant chain in America, according to *Nation's Restaurant News*. Within the casual dining segment, we hold the No. 1 position in number of units, sales and market share. Within the full-service, varied menu segment, we continue to achieve steady gains in market share, climbing from 10.0 percent in 2000 to 11.2 percent at year-end 2003 according to the most recent data available

Our Weight Watchers® menu, combining healthier choices with the robust flavor guests have come to expect from Applebee's, is **broadening our appeal** to new customers.

Shown right: The flavor-packed Tango Chicken Sandwich is among the latest additions to our Weight Watchers® menu line-up of appetizers, entrees and desserts.



from Technomic. As the largest brand in casual dining, we have a unique opportunity to leverage our brand, system size and scale to fuel future growth.

Increased National Advertising

The casual dining category has entered an era of big brands capable of using national media to boost consumer awareness and preference and to gain market share. Recognizing this opportunity, beginning in 2005 we are shifting our emphasis to greater levels of national versus local advertising. In support of this strategy, we are increasing the required contribution to the national advertising fund by 0.5 percent to 2.75 percent of sales for both company and franchise restaurants. At the same time, the amount required to be spent locally will decrease by 0.5 percent to 1.0 percent of sales. For 2005, we expect the system-wide marketing spend to approximate $165 million, with $121 million directed to national advertising and $44 million toward local marketing efforts.


1,286
1,392
1,496
1,585
1,671
00
01
02
03
04

SYSTEM-WIDE NUMBER OF RESTAURANTS

The resulting increase of more than 30 percent in our national advertising budget will enable us to convey sustained multiple messages to our guests, including our branded campaign events, Carside To Go™, our partnership with Weight Watchers® and our neighborhood branding messages. Targeted programming will deliver the right message to the right audience through the right medium – using print, radio and television, including network, cable or syndication.

Singular Focus on One Brand

Our momentum and marketplace success in recent years is a direct result of our singular focus on one brand. Based on our belief in the untapped potential of the Applebee's brand, we remain convinced and more confident than ever that we do not need another brand to meet our growth targets over the next three to five years. Our review of numerous transactions in the restaurant industry indicates that acquisitions of other concepts have not created much value for shareholders, and in many cases, have eroded value and diverted management's attention from their core business.

While we have no interest in a big acquisition, we will remain opportunistic – but extremely selective – about making a potential acquisition. We are determined to make sure our strategy of maximizing the core Applebee's business is not compromised by any new growth initiative.



TECHNOLOGY INNOVATION GIVES APPLEBEE'S A **competitive advantage** IN THE MARKETPLACE BY DIFFERENTIATING OUR BRAND AND RESTAURANTS WITH CONSUMERS.

Shown left: A wireless credit card settlement device is enhancing the overall convenience of our Carside To Go™ program by enabling servers to handle transactions right at the vehicle.

Staying True to Our Commitment to Innovate

Applebee's deep commitment to innovation extends from our concept, menu and promotions geared to gaining a loyal customer base, to innovative internal systems and practices designed to save money and increase effectiveness.

Focus on Technology

Technology innovation is an integral ingredient of our business strategy and critical to restaurant performance and financial improvement. Our internal information technology strategy is centered on a comprehensive suite of integrated products designed to enhance the operational performance and execution in our restaurants, to improve the overall guest experience and to drive tangible financial benefits.

Kitchen Display System

After being fully implemented in our company restaurants during 2003, our Kitchen Display System (KDS) had been installed in more than three-fourths of our system as of year-end. This innovation has proved to be an invaluable kitchen management tool that translates into improved revenue from increased guest satisfaction and reduced table turn times.

Carside To Go™

(percent of company sales)


5.0%
7.1%
9.3%
02
03
04

CARSIDE TO GO™ SALES

Our Carside To Go initiative continues to gain momentum in the marketplace, with the percentage of company sales rising to 9.3 percent for the year, up from 7.1 percent in 2003. Throughout 2004, our franchisees continued to implement the program, and we expect Carside To Go to be a continued driver of sales and traffic growth as we leverage our marketing muscle behind this effort with the introduction of national advertising in 2005. By year-end, we had completed the conversion to Carside To Go at nearly 1,400 restaurants and completed implementation for substantially all of the system in the first quarter of 2005.

Going forward, we are continuing to focus on execution. In addition, we will use technology innovation as a competitive advantage to clearly differentiate Applebee's with consumers – such as our new wireless credit card settlement device in conjunction with our Carside To Go initiative. This handheld electronic device enhances the overall convenience of curbside pickup by enabling servers

INNOVATION

...ying ... our commitment to innovate



...tion at Applebee's is perhaps most apparent in our palate-pleasing menu that features flavorful choices to match every taste and appetite.

... first originated 25 years ago, ... Applebee's concept has been ... refined and refreshed ... keep it exciting and inviting. ... latest restaurant prototype ... a contemporary new ... with interior and exterior ... to attract guests ... keep them coming back.



As a result of our emphasis on continually upgrading Applebee's core menu for greater variety and flavor, quality and portion size, more than 85 percent of the menu is new or improved over the past three years.




It's not fast food.
It's Applebee's food, fast.
Carside To Go
Our Menu
BBQ Fever
Weight Watchers

REACHING MILLIONS OF LOYAL, LONG-TIME GUESTS AND ATTRACTING NEW, FIRST-TIME VISITORS, WE USE A **broad array** OF PRINT, BROADCAST AND ELECTRONIC MEDIA TO BUILD THE APPLEBEE'S BRAND.

Shown left: Our newly redesigned website enables visitors to view our menu, locate the nearest restaurant, order gift cards online, learn all about Carside To Go™ and much more.

to handle credit card payments at the vehicle without going back inside. Once current testing in approximately 160 company restaurants is completed, we have the capacity to roll out the device to over 400 units per month.

In our high-volume Carside To Go units, we also are adding an incremental kitchen monitor so that Carside To Go orders are not confused with dine-in orders.

Continually Evolving Menu Choices

Together with our other brand attributes, the appeal of Applebee's centers on food. Our focus is to continually upgrade our core menu for improved variety, flavor, quality and portion size. As a result of this emphasis, more than 85 percent of our menu is new or improved over the last three years.

As a testament to this, Kurt Hankins, senior vice president of menu development and innovation, was selected to receive the MenuMasters Chef/Innovator Award in 2005 from *Nation's Restaurant News*.


1.7%
2.9%
3.2%
4.1%
4.8%
00
01
02
03
04

SYSTEM-WIDE COMPARABLE SALES GROWTH

In mid-2003, Applebee's made a commitment to improve our healthy offerings by partnering with the universally recognized, premier brand in weight-loss management – Weight Watchers International, Inc. As a result, we developed more healthful alternative menu choices that were extensively tested in select markets across the country and launched in our restaurants nationwide in May 2004. Our Weight Watchers® menu of 10 appetizer, entree and dessert selections lists calories, fat and fiber grams, as well as Weight Watchers POINTS® values. With three out of four Americans concerned about eating right, we have found the new menu items as popular with non-Weight Watchers guests as with Weight Watchers members.

Extending our commitment to healthy eating choices and meeting parents' desire for health-conscious food options for children, we expanded our kids menu in June 2004. The new items include two main courses – a grilled chicken sandwich and pasta with marinara sauce, and three side dishes – carrots and celery, steamed broccoli and applesauce.

Promotions

Compelling promotional campaigns throughout the year helped build consumer awareness, guest traffic and sales. Our branded campaign events featured signature promotional news that addressed both the variety seeker and the value seeker – Three Course Combos, Steak & Shrimp Double Features, Honey BBQ Baby Back Ribs, Fresh Garden Classics, All You Can Eat Riblets, Skillet Sensations and Steak Stampede.

APPLEBEE'S VISION TO BE America's Favorite Neighbor® COMES ALIVE IN OUR RESTAURANTS WITH A WELCOMING, INCLUSIVE ATMOSPHERE THAT APPEALS TO ALL AGES AND DEMOGRAPHICS.

Shown right: Every Applebee's restaurant features a Neighborhood Wall that celebrates local life, highlighting hometown heroes and history, area schools and police and fire departments.



Continually Refreshing the Brand

To attract more guests and increase the frequency of visits, we are continually refining the Applebee's concept to keep it fresh and appealing – from the look of our restaurants to our menu offerings and promotions, in turn strengthening our franchise model and elevating our guests' satisfaction.

The Applebee's concept, originated in 1980, features a comfortable, neighborhood atmosphere that appeals to a broad demographic range. In late 2003, we unveiled our new Applebee's restaurant prototype featuring an array of interior and exterior enhancements. This contemporary new look is being integrated into both new store construction and remodels throughout the system.

Staying True to Our Culture

At Applebee's, we have created a unique culture that truly values people at all levels of the organization, that engages their energies and enthusiasm, and that encourages their growth and development. Working together, we are intent on building a great company that becomes part of the American culture.

Strengthened Leadership Team

In recent years, we have been relentless in our pursuit of the most disciplined, service-oriented and results-driven professionals in our industry. With key leadership appointments in 2004, Applebee's today is rich with internal talent and depth – bench strength that allows us to promote internally for key leadership positions. In conjunction with our core component of noticeably better people, we remain focused on developing our associates and producing great leaders to achieve industry-leading results.

Our strong and skilled senior executive team, with proven capabilities across diverse disciplines, is sharply focused on executing our strategies and extending our industry leadership. This leadership team consists of Dave Goebel, Steve Lumpkin, John Cywinski, Lou Kaucic and myself.

Dave Goebel, who most recently served as executive vice president and chief operating officer, was named president of the company effective January 1, 2005, and continues to serve as chief operating officer.

During the year, Steve Lumpkin, executive vice president, chief financial officer and treasurer, assumed responsibility for international development and operations in addition to all finance functions, information technology, legal and investor relations. He also was elected to the Board of Directors in 2004.

John Cywinski was promoted to executive vice president and chief marketing officer at the beginning of the year with responsibility for the company's advertising, marketing, brand initiatives, and menu development and innovation.

Lou Kaucic, executive vice president and chief people officer, continues to lead our human resources effort, including employment, compensation and

CULTURE

staying true to our culture



NEIGHBORHOOD SPECIALS
WELCOME!

Managers, trainers and experienced associates join forces to pass on the Applebee's culture to new associates.

Big Fun Trip

The whimsical acronym BIG Fun TRIP captures the essence of the Applebee's culture and summarizes our shared values and guiding principles – Balance, Innovation, Guest-driven, Fun, Teamwork, Results-driven, Integrity and Passion for service.



Applebee's

Our long-range domestic development goal will require more than 5,000 new managers in our restaurants. We have developed industry-leading processes and programs to both attract capable individuals to our system and to identity exceptional associates and groom them into leaders.



Achieving our long-term growth strategies demands **noticeably better people**, and our carefully created culture engages our associates' energies and encourages their development.

Shown right: Our successful people approach begins with selecting individuals with a passion for service, and then treating them as people first and as employees second.



benefits, training and performance management, and organizational and executive development.

In addition to this strong leadership team, our Board of Directors was strengthened in May with the election of Michael A. Volkema, chairman of the board of Herman Miller, Inc.

Our culture and values set us apart from most companies. We are extremely proud of the corporate governance rating we received in May from Institutional Shareholder Services. Applebee's outperformed 96 percent of the companies in the S&P 400 and 99 percent of the companies in the Hotels, Restaurants & Leisure group.

Key Management Appointments

Key additions to and advancements among our officer group further strengthen our management team and provide a foundation for long-term leadership.

Carin Stutz, who most recently served as senior vice president of company operations, was promoted to executive vice president of operations effective January 1, 2005, overseeing all U.S. company and franchise restaurants.

Rohan St. George joined the company as president of the International Division in November, and will lead our efforts to expand our brand presence around the world.

Mike Czinege joined the company in April in the newly created position of senior vice president and chief information officer, and Miguel Fernandez was promoted to senior vice president of company operations effective January 1, 2005. Carol DiRaimo was promoted to vice president of investor relations last February, and effective January 1, 2005, Tom Finocchiaro was promoted to vice president of operations excellence.

Noticeably Better People

At Applebee's, we recognize that achieving our goals and delivering on our strategies require superior execution. The need for exceptional people will become even more vital in the near future as Baby Boomers begin to retire, leaving a gaping hole in the workforce. A shortage of 1.5 million restaurant workers in the near future, projected by the National Restaurant Association, may provide a significant challenge to our plans for system growth.

To develop 3,000 domestic restaurants, over 1,300 more than today, we will need nearly 100,000 more associates, including more than 5,000 new managers. Near-term and long-term, we need to attract and retain more – and better – associates who are fully engaged and committed to superior execution.

People Philosophy

Noticeably better people demand a noticeably better people philosophy and personnel systems. Our formula for people success begins with a balanced, seemingly contradictory, philosophy – a performance-driven culture geared to results in which we treat our associates as people first and as employees second.



WITH THREE-FOURTHS OF AMERICANS TODAY CONCERNED ABOUT EATING RIGHT, OUR PIONEERING COLLABORATION WITH WEIGHT WATCHERS® IS GIVING OUR GUESTS **healthful menu** ALTERNATIVES.

Shown left: Dusted with powdered sugar and drizzled with raspberry sauce, the Weight Watchers® Chocolate Raspberry Layer Cake can be described as a tour de scrumptious.

Applebee's has developed one of the industry's most creative selection, orientation, training and retention processes. Our efforts to reduce turnover in an industry marked by heavy turnover are delivering results – with turnover among hourly employees dropping from 146 percent in 2000 to 84 percent at the end of 2004, while turnover among general managers fell from 20 percent to 10 percent over the same period. These efforts utilized a process focused on retaining our top performers.

At the very heart of our culture is an approach to people centered around BIG Fun TRIP, an acronym that summarizes our values and guiding principles — Balance, Innovation, Guest-driven, Fun, Teamwork, Results-driven, Integrity and Passion for service.


(in millions)
$43.2
$45.0
$26.1
$49.8
$99.7
00
01
02
03
04
STOCK REPURCHASES

Service

We use a number of measures to gauge our guests' experience and identify areas for improvement. Based on our dine-in customer service index, or CSI, that gathered input from over half a million guests last year, our overall satisfaction rating exceeded 50 percent for the first time – meaning that over half of our guests responded with the top rating of "extremely satisfied" with their dining experience on a seven-point scale.

We also conduct over 1,000 telephone interviews monthly to qualitatively and quantitatively measure our guests' experiences against our casual dining competitors. For 2004, we led our grill and bar competitors on all 19 measures and led our casual dining competitors on 9 of 19 measures, with our strongest results on food, service, value and intent to visit.

Neighborhood Positioning

Our mission and our intention is to become part of the American culture – or what has been termed the "third place" following work and home. We are committed to making the concept of neighborhood come alive in our restaurants – creating a social oasis for our guests and reinforcing our vision to become both America's and eventually the world's favorite neighbor.

Our neighborhood appeal clearly addresses demographic trends. Today's lifestyles demand greater convenience in our time-starved world, and cooking increasingly is becoming a lost art. As a result, people are seeking a substitute for the family dinner table, and Applebee's is right there in the neighborhood to answer this need.

Reflecting our connection with neighborhood, each Applebee's restaurant celebrates its local neighborhood by displaying photos and memorabilia highlighting hometown heroes and history, area schools, local police and fire departments.

STAYING TRUE TO THE SPIRIT OF APPLEBEE'S, WE ARE WORKING TOGETHER TO CREATE AN AMERICAN ICON THAT **dominates domestic markets** AND EVENTUALLY SPANS THE GLOBE.

Shown right: Every day in our restaurants, our associates take individual responsibility to make sure our guests have an enjoyable experience and make them want to come back.



Staying True to

Applebee's Future

If fiscal 2004 proved anything, it was that Applebee's is not immune from the forces and factors that affect our economy and impact our segment. Yet when challenges emerge, we are determined not to give in to a knee-jerk reaction based on short-term results. We remain convinced that our company is positioned more favorably than most of our competitors, and our focus continues to be on improving our execution, delivering consistent results and staying nimble in an uncertain environment.

Staying true to our clearly articulated strategies, maintaining our discipline as a returns-focused company and leveraging the power of the Applebee's brand, our goals over the next three to five years include system-wide sales growth of between 7 and 8 percent annually and system-wide comparable sales increases of 3 to 4 percent each year. The combination of restaurant operating margin and general and administrative expense leverage, stock repurchase activity and the impact of potential franchise acquisitions are expected to contribute 4 to 5 percent to annual diluted earnings per share growth. As a result, diluted earnings per share are expected to increase annually by 14 to 17 percent for the next three to five years. We are also committed to maintaining a return on equity of at least 20 percent.

Staying true to our vision for the future of Applebee's is about more than building restaurants ... it's about building lives, families and communities. If we are successful, we will create an American icon that dominates domestic markets and spans the globe. We continually work to make sure that we deserve to be called America's Favorite Neighbor® and remain committed to building one of the world's greatest brands.

Lloyd L. Hill
Chairman of the Board and
Chief Executive Officer

March 2005

OFFICERS

Lloyd L. Hill
Chairman of the Board and
Chief Executive Officer

David L. Goebel
President and
Chief Operating Officer

Steven K. Lumpkin
Executive Vice President,
Chief Financial Officer and Treasurer

John C. Cywinski
Executive Vice President
and Chief Marketing Officer

Louis A. Kaucic
Executive Vice President
and Chief People Officer

Carin L. Stutz
Executive Vice President of Operations

Rohan St. George
President of International Division

Philip R. Crimmins
Senior Vice President of Development

Michael Czinege
Senior Vice President and Chief
Information Officer

Miguel A. Fernandez
Senior Vice President of Company
Operations

Kurt Hankins
Senior Vice President of Menu
Development and Innovation

David R. Parsley
Senior Vice President of
Supply Chain Management

Nancy E. Culbertson
Vice President of Marketing Services

Randolph P. Davis
Vice President of Brand Development
and Innovation

Carol A. DiRaimo
Vice President of Investor Relations

Beverly O. Elving
Vice President and Controller

Thomas F. Finocchiaro
Vice President of Operations Excellence

James W. Kirkpatrick
Vice President of Real Estate
and Construction

Samuel M. Rothschild
Vice President of Franchise and Beverage
Operations

Rebecca R. Tilden
Vice President, Secretary and
General Counsel

Douglas D. Waltman
Vice President of Training
and Development

Scott W. White
Vice President of People and
Performance Systems

BOARD OF DIRECTORS

Lloyd L. Hill
Chairman of the Board and
Chief Executive Officer,
Applebee's International, Inc.

Erline Belton [2,3]
President and Founder
of The Lyceum Group

Douglas R. Conant [2]
President and Chief Executive Officer,
Campbell Soup Company

D. Patrick Curran [1]
Chairman and Chief Executive Officer,
The Curran Companies

Eric L. Hansen [1,3]
Shareholder in Holman Hansen &
Colville, P.C., a Professional Association

Mark S. Hansen [1,2]
Former Chairman and Chief Executive
Officer, Fleming Companies, Inc.

Jack P. Helms [2,3]
Principal and Shareholder in Goldsmith,
Agio, Helms and Company

Steven K. Lumpkin
Executive Vice President,
Chief Financial Officer and Treasurer,
Applebee's International, Inc.

Burton M. Sack [3]
Retired Former Executive,
Applebee's International, Inc.

Michael A. Volkema [1]
Chairman of the Board,
Herman Miller, Inc.

Committee Memberships: [1] Audit, [2] Executive Compensation, [3] Corporate Governance/Nominating

Pictured below from left:
Jack P. Helms, Douglas R. Conant,
Burton M. Sack, Eric L. Hansen, Lloyd L. Hill,
D. Patrick Curran, Erline Belton,
Mark S. Hansen, Steven K. Lumpkin and
Michael A. Volkema



Applebee's®

2004 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 26, 2004

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: 000-17962

Applebee's International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	43-1461763
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4551 W. 107th Street, Overland Park, Kansas 66207
(Address of principal executive offices and zip code)

(913) 967-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined by Rule 12b-2 of the Act).
Yes __X__ No ____

The aggregate market value of the voting and non-voting common stock equity held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended June 27, 2004 was $1,922,340,965 based on the closing sale price on June 25, 2004.

The number of shares of the registrant's common stock outstanding as of March 28, 2005 was 81,007,187.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 is incorporated into Part III hereof.

APPLEBEE'S INTERNATIONAL, INC.
FORM 10-K
FISCAL YEAR ENDED DECEMBER 26, 2004
INDEX

PART I

Item 1. Business

General

References to "Applebee's," "we," "us," and "our" in this document are references to Applebee's International, Inc. and its subsidiaries and any predecessor companies of Applebee's International, Inc. We develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." With nearly 1,700 restaurants as of the fiscal year ended December 26, 2004, Applebee's Neighborhood Grill & Bar is the largest casual dining concept in the world, in terms of number of restaurants and market share. Applebee's International, Inc. maintains an Internet website address at www.applebees.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as they are reasonably available after these materials are electronically filed with or furnished to the Securities and Exchange Commission.

We opened our first restaurant in 1986. We initially developed and operated six restaurants as a franchisee of the Applebee's Neighborhood Grill & Bar Division of an indirect subsidiary of W.R. Grace & Co. In March 1988, we acquired substantially all the assets of our franchisor. When we acquired the Applebee's Division, it operated 13 restaurants and had ten franchisees, including us, operating 41 franchise restaurants.

As of December 26, 2004, there were 1,671 Applebee's restaurants. Franchisees operated 1,247 of these restaurants and 424 restaurants were company operated. The restaurants were located in 49 states and 12 countries outside of the United States. During 2004, 109 new restaurants were opened, including 77 franchise restaurants and 32 company restaurants.

Our current strategy is to focus solely on the Applebee's concept. We currently expect that the Applebee's system will encompass at least 3,000 restaurants in the United States as well as the potential for at least 1,000 restaurants internationally.

The following table sets forth certain unaudited financial information and other restaurant data relating to company and franchise restaurants, as reported to us by franchisees:

	Fiscal Year Ended		
	December 26, 2004	December 28, 2003	December 29, 2002
Number of restaurants:			
Company:			
Beginning of year	383	357	310
Restaurant openings	32	26	26
Restaurant closings	(1)	(2)	—
Restaurants acquired from franchisees	10	11	21
Restaurants acquired by franchisees	—	(9)	—
End of year	424	383	357
Franchise:			
Beginning of year	1,202	1,139	1,082
Restaurant openings	77	74	81
Restaurant closings	(22)	(9)	(3)
Restaurants acquired from franchisees	(10)	(11)	(21)
Restaurants acquired by franchisees	—	9	—
End of year	1,247	1,202	1,139
Total:			
Beginning of year	1,585	1,496	1,392
Restaurant openings	109	100	107
Restaurant closings	(23)	(11)	(3)
End of year	1,671	1,585	1,496
Weighted average weekly sales per restaurant:			
Company	$ 46,536	$ 45,000	$ 43,019
Franchise	$ 47,613	$ 45,271	$ 43,823
Total	$ 47,345	$ 45,205	$ 43,641
Change in comparable restaurant sales:[1]			
Company	3.8%	5.2%	1.8%
Franchise	5.2%	3.7%	3.6%
Total	4.8%	4.1%	3.2%
Total operating revenues (in thousands):			
Company restaurant sales	$ 976,798	$ 867,158	$ 724,616
Franchise royalties and fees[2]	121,221	109,604	102,180
Other franchise income[3]	13,615	13,147	2,688
Total	$ 1,111,634	$ 989,909	$ 829,484

(1) When computing comparable restaurant sales, restaurants open for at least 18 months are compared from period to period.

(2) Franchise royalties are generally 4% of each franchise restaurant's reported monthly gross sales. Reported franchise sales, in thousands, were $3,001,287, $2,725,179 and $2,519,373 in fiscal 2004, 2003 and 2002, respectively. Franchise fees typically range from $30,000 to $35,000 for each restaurant opened.

(3) Other franchise income includes insurance premiums from franchisee participation in our captive insurance program and revenue from information technology products and services provided to certain franchisees.

The Applebee's System

Concept. Each Applebee's restaurant is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high quality food and beverage items, table service and a comfortable atmosphere. Our restaurants appeal to a wide range of customers including young adults, senior citizens and families with young children.

Applebee's also offers its customers the convenience of carry-out service. In 2002, we initiated a "To Go" program which includes the use of standardized state-of-the-art packaging, interior and exterior signage and a focused training program. In addition, the program features the additional convenience of our Carside To Go™ initiative in which customers place their orders by telephone, park in designated spots at our restaurants and servers deliver their orders to their vehicles. We completed the implementation of the Carside To Go™ service at all company-owned restaurants where practicable in 2003 and franchisees completed implementation in substantially all of the franchise restaurants in early 2005.

We have developed certain specifications for the design of our restaurants. Our restaurants are primarily located in free-standing buildings, end caps of strip shopping centers, and shopping center malls. Each of our restaurants generally has a bar, and many restaurants offer patio seating. The decor of each restaurant incorporates artifacts and memorabilia such as old movie posters, musical instruments and sports equipment. Restaurants also frequently display photographs, magazine and newspaper articles highlighting local history and personalities. These items give each restaurant a unique, neighborhood identity, which is an important aspect of the Applebee's brand. In addition, we require that each restaurant be remodeled every six to seven years to embody the design elements of the current prototype.

Menu. Each restaurant offers a diverse menu of high quality, moderately priced food and beverage items consisting of traditional favorites and signature dishes. The restaurants feature a broad selection of entrees, including beef, chicken, pork, seafood and pasta items prepared in a variety of cuisines, as well as appetizers, salads, sandwiches, specialty drinks and desserts. Substantially all restaurants offer beer, wine, liquor and premium specialty drinks. During 2004, alcoholic beverages accounted for 12.3% of company-owned restaurant sales. During 2004, we launched a strategic alliance with Weight Watchers™ to offer Weight Watchers™ branded menu alternatives to our guests. We currently have ten Weight Watchers™ items on our menu. As part of our exclusive arrangement with Weight Watchers™, we pay a percentage royalty on the total sales for Weight Watchers™ menu items sold.

Restaurant Operations. We and our franchisees operate restaurants in accordance with operating standards and specifications. These standards pertain to the quality and preparation of menu items, selection of menu items, maintenance and handling of food, maintenance and cleanliness of premises and associate conduct. Our quality assurance department is responsible for establishing and monitoring our food safety programs. We develop all standards and specifications with input from franchisees, and they are applied on a system-wide basis.

Training. We have a comprehensive training program for restaurant associates and managers. The training programs utilize a combination of on-the-job training, video, computer and print-based materials. Program materials are routinely revised to reflect the most recent operational procedures and standards.

Restaurant associates are provided with a structured orientation and five-day training program upon hire. This training is provided by restaurant trainers who have completed an extensive certification process to become a trainer. In addition, associates receive ongoing training to further develop their job skills and knowledge.

Restaurant managers complete a training and orientation process upon hire. The program is executed at certified training restaurants located throughout the Applebee's system. The training program provides skill and knowledge training for key operations and management processes. In addition, ongoing training and development programs are offered for experienced managers regarding leadership and operations management.

Prior to opening a new restaurant, a training program is provided to all new hourly associates. The training is conducted by certified, experienced trainers from Applebee's restaurants located throughout the system. Upon the opening of the restaurant, the training team remains for an additional six days to provide support and coaching to the new associates.

Marketing. We have historically concentrated our advertising and marketing efforts primarily on food-specific promotions, Carside To Go™ and Applebee's branded messaging. Our marketing includes national, regional and local expenditures, utilizing primarily television, radio, direct mail and print media. In 2004, approximately 4.0% of company restaurant sales was allocated for marketing purposes. This amount includes contributions to the national marketing pool which develops and funds the specific national promotions. We focus the remainder of our marketing expenditures on local marketing in areas with company owned restaurants.

Supply Chain. Maintaining high food quality and system-wide consistency is a central focus of our supply chain program. We establish quality standards for products used in the restaurants, and we maintain a limited list of approved suppliers from which we and our franchisees must select. We periodically review the quality of the products served in our domestic restaurants in an effort to ensure compliance with these standards. We have negotiated purchasing agreements with most of our approved suppliers which result in volume discounts for us and our franchisees. Additionally, we purchase and maintain inventories of certain specialty products to assure sufficient supplies for the system. Due to the differences in the countries in which our franchisees operate, we have specific requirements for each country.

Quality Assurance. We are committed to providing our customers with products that meet or exceed regulatory and industry standards for food safety as well as our high quality standards. Our quality assurance department establishes and monitors our food safety programs in domestic restaurants, including restaurant, supplier and distributor audits, food safety and sanitation monitoring and product testing.

Company Restaurants

Company Restaurant Openings and Franchise Acquisitions. Our expansion strategy is to cluster restaurants in targeted markets, thereby increasing consumer awareness and convenience, and enabling us to take advantage of operational, distribution and advertising efficiencies. Our development experience indicates that when we open multiple restaurants within a particular market, our market share increases.

In order to maximize overall system growth, our expansion strategy through 1992 emphasized franchise arrangements with experienced, successful and financially capable restaurant operators. We continue to expand the Applebee's system across the United States through franchise operations, but beginning in 1992, our growth strategy also included increasing the number of company owned restaurants. We have tried to achieve this goal in two ways. First, we have developed strategic territories. Second, when franchises are available for purchase under acceptable financial terms, we have selectively acquired existing franchise restaurants and terminated the selling franchisee's related development rights. Using this strategy, we have opened 318 new restaurants and acquired 123 franchise restaurants over the last twelve years and have expanded from a total of 31 company owned or operated restaurants as of December 27, 1992 to a total of 424 as of December 26, 2004. In addition, as part of our portfolio management strategy, we have sold 35 restaurants to franchisees during this twelve-year period.

We opened 32 new company Applebee's restaurants in 2004 and anticipate opening at least 40 new company Applebee's restaurants in 2005, excluding up to eight restaurants that were closed in 2004 by a former franchisee which we may re-open in Memphis, Tennessee. The following table shows the areas where our company restaurants were located as of December 26, 2004:

Area	
New England (includes Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont)	65
Detroit/Southern Michigan	62
Minneapolis/St. Paul, Minnesota	58
St. Louis, Missouri/Illinois	47
North/Central Texas	45
Virginia	42
Kansas City, Missouri/Kansas	33
Washington, D.C. (Maryland, Virginia).	29
San Diego/Southern California	20
Las Vegas/Reno, Nevada	15
Albuquerque, New Mexico	8
	424

Restaurant Operations. The staff for a typical restaurant consists of one general manager, one kitchen manager, two or three managers and approximately 60 hourly associates. All managers of company owned restaurants receive a salary and performance bonus based on restaurant sales, profits and adherence to our standards. As of December 26, 2004, we employed 4 Regional Vice Presidents of Operations, 11 Directors of Operations and 69 Area Directors. The Area Directors' duties include regular restaurant visits and inspections which ensure the ongoing maintenance of our standards of quality, service, cleanliness, value, and courtesy. In addition to providing a significant contribution to revenues and operating earnings, we use company owned restaurants for many purposes which are integral to the development of the entire system, including testing of new menu items and training of franchise restaurant managers and operating personnel.

The Applebee's Franchise System

Franchise Territory and Restaurant Openings. We currently have exclusive territory franchise arrangements with 74 franchise groups, including 26 international franchisees. We have generally selected franchisees that are experienced multi-unit restaurant operators who have operated other restaurant concepts. Our franchisees operate Applebee's restaurants in 42 states and 12 countries outside of the United States. We have assigned the vast majority of all domestic territories in all states except Hawaii or have designated them for company development.

As of December 26, 2004, there were 1,247 franchise restaurants. Franchisees opened 81 restaurants in 2002, 74 restaurants in 2003, and 77 restaurants in 2004. We anticipate at least 85 franchise restaurant openings in 2005. Franchisees may open more or fewer restaurants depending upon the availability of appropriate new sites.

Development of Restaurants. We make available to franchisees the design specifications for a typical restaurant, and we retain the right to prohibit or modify the use of any set of plans. Each franchisee is responsible for selecting the site for each restaurant within their territory. We assist franchisees in selecting appropriate sites, and any selection made by a franchisee is subject to our approval. We also conduct a physical inspection, review any proposed lease or purchase agreement and make available demographic and other studies.

Domestic Franchise Arrangements. Generally, franchise arrangements consist of a development agreement and separate franchise agreements. Development agreements grant the exclusive right to develop a number of restaurants in a designated geographical area. The term of a domestic development agreement is generally 20 years. The franchisee enters into a separate franchise agreement for the operation of each restaurant. Each agreement has a term of 20 years and permits renewal for up to an additional 20 years in accordance with the terms contained in the then current franchise agreement (including the then current royalty rates and advertising fees) and upon payment of an additional franchise fee.

For each restaurant developed, our standard franchise arrangement requires an initial franchisee fee (which typically ranges from $30,000 to $35,000) and a royalty fee equal to 4% of the restaurant's monthly gross sales. We have previously executed agreements with a majority of our franchisees which maintain the existing royalty fees of 4% and extend the current franchise and development agreements until January 1, 2020. The revised agreements establish new restaurant development obligations over the next several years. These revised agreements contain provisions which allow for the continued development of the Applebee's concept and support our long-term expectation of at least 3,000 restaurants in the United States. The terms, royalties and advertising fees under a limited number of franchise agreements and the franchise fees under older development agreements vary from the currently offered arrangements.

Marketing. In 2004, we required domestic franchisees to contribute 2.25% of their gross sales to the national marketing pool and to spend at least 1.5% of their gross sales on local marketing and promotional activities. In 2005, we will require domestic franchisees to contribute 2.75% of their gross sales to the national marketing pool and to spend at least 1.0% of their gross sales on local marketing and promotional activities. Franchisees also promote the opening of each restaurant and we reimburse the franchisee for 50% of the out-of-pocket opening advertising expenditures, subject to certain conditions. The maximum amount we will reimburse for these expenditures is $2,500. Under our franchise agreements, we can increase the combined amount of the advertising fee and the amount required to be spent on local marketing and promotional activities to a maximum of 5% of gross sales.

Training and Support. We provide ongoing advice and assistance to franchisees in connection with the operation and management of each restaurant through training sessions, meetings, seminars, on-premises visits and by written or other material. We also assist franchisees on request with business planning, restaurant development, technology and human resource efforts.

Operations Quality Control. We continuously monitor franchise restaurant operations, principally through our full-time franchise area directors (29 as of December 26, 2004). Company and third-party representatives make both scheduled and unannounced inspections of restaurants to ensure that only approved products are in use and that our prescribed operations practices and procedures are being followed. During 2004, these representatives made an average of two visits to each of our franchise restaurants during which they conducted an inspection and consultation in the restaurant. We have the right to terminate a franchise agreement if a franchisee does not operate and maintain a restaurant in accordance with our requirements.

Franchise Business Council. We maintain a Franchise Business Council which provides us with advice about operations, marketing, product development and other aspects of restaurant operations for the purpose of improving the franchise system. As of December 26, 2004, the Franchise Business Council consisted of eight franchisee representatives and three members of our senior management team. One franchisee representative is a permanent member and one franchisee representative must be a franchisee with ten or fewer restaurants. Franchisees elect the franchisee representatives annually.

Franchise Financing. Although financing is the sole responsibility of the franchisee, we make available to franchisees information about financial institutions interested in financing the costs of restaurant development for qualified franchisees. None of these financial institutions is our affiliate or agent, and we have no control over the terms or conditions of any financing arrangement offered by these financial institutions.

In 2003, we arranged for a third-party lease financing company to provide capital to qualified franchisees for investments in certain sales and technology initiatives over a three-year period ending in September 2006 under standard leasing terms and conditions. Under the terms of the arrangement, we do not guarantee any portion of the financing.

In November 2003, we arranged for a third-party financing company to provide up to $75,000,000 to qualified franchisees for short-term loans to fund remodel investments, subject to our approval. Under the terms of this financing program, we will provide a limited guarantee pool for the loans advanced during the three-year period ending December 2006. As of December 26, 2004, there were loans outstanding to two franchisees for approximately $900,000 under this program.

In May 2004, we arranged for a third-party financing company to provide up to $250,000,000 to qualified franchisees for loans to fund development of new restaurants through October 2007, subject to our approval. We will provide a limited guarantee of certain loans advanced under this program. As of December 26, 2004, there were loans outstanding to two franchisees for approximately $13,600,000 under this program.

Competition

We expect competition in the casual dining segment of the restaurant industry to remain intense with respect to price, service, location, concept, and the type and quality of food. There is also intense competition for real estate sites, qualified management personnel, and hourly restaurant staff. Our competitors include national, regional and local chains, as well as local owner-operated restaurants. We have a number of well-established competitors. Some of these companies have been in existence longer than we have, and therefore they may be better established in the markets where our restaurants are or may be located.

Service Marks

We own the rights to the "Applebee's Neighborhood Grill & Bar®" service mark and certain variations thereof and to other service marks used in our system in the United States and in various foreign countries. We are aware of names and marks similar to our service marks used by third parties in certain limited geographical areas. We intend to protect our service marks by appropriate legal action where and when necessary.

International Franchising

International Franchise Arrangements. We continue to pursue international franchising of the Applebee's concept under a long-term strategy of controlled expansion. This strategy includes seeking qualified franchisees with the resources to open multiple restaurants in each territory and those with familiarity with the specific local business environment. We currently are focusing on international franchising in Canada, Mexico, Central and South America and the Mediterranean/Middle East. In this regard, we currently have development agreements with 26 international franchisees. These franchisees operated 58 international restaurants as of December 26, 2004. The success of further international expansion will depend on, among other things, local acceptance of the Applebee's concept and our ability to attract qualified franchisees and operating personnel. We also must comply with the regulatory requirements of the local jurisdictions, and supervise international franchisee operations effectively.

We work closely with our international franchisees to develop and implement the Applebee's system outside the United States, recognizing commercial, cultural and dietary diversity. These local issues involve the need to be flexible and pragmatic on all elements of the system, including menu, restaurant operations, training, marketing, purchasing and financing. Our strategy of controlled expansion allows us to address these issues in a deliberate and systematic manner.

Government Regulation

Our restaurants are subject to numerous federal, state, and local laws affecting health, sanitation and safety standards. Our restaurants also are subject to state and local licensing regulation of the sale of alcoholic beverages. Each restaurant is required to obtain appropriate licenses from regulatory authorities allowing it to sell liquor, beer, and wine. We also require that each restaurant obtain food service licenses from local health authorities. Our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. This would include violations of any laws or regulations pertaining to alcoholic beverage control by us or our associates. Among such laws are those regulating the minimum age of patrons or associates, advertising, wholesale purchasing, and inventory control. If one of our restaurants failed to maintain its license to sell alcohol or serve food, it would significantly harm the success of that restaurant. In order to reduce this risk, we operate each restaurant in accordance with standardized procedures designed to facilitate compliance with all applicable codes and regulations.

We are subject to various federal and state environmental regulations, but these regulations have not had a material adverse effect on our operations. New environmental requirements and regulations could delay or prevent development of new restaurants in particular locations.

Our employment practices are governed by various governmental employment regulations. These include minimum wage, overtime, immigration, family leave and working condition regulations.

We are subject to a variety of federal and state laws governing franchise sales and the franchise relationship. In general, these laws and regulations impose certain disclosure and registration requirements prior to the sale and marketing of franchises. Recent decisions of several state and federal courts and recently enacted or proposed federal and state laws demonstrate a trend toward increased protection of the rights and interests of franchisees against franchisors. Such decisions and laws may limit the ability of franchisors to enforce certain provisions of franchise agreements or to alter or terminate franchise agreements. Due to the scope of our business and the complexity of franchise regulations, we may encounter minor compliance issues from time to time. We do not believe, however, that any of these issues will have a material adverse effect on our business.

Under certain court decisions and statutes, owners of restaurants and bars in some states in which we own or operate restaurants may be held liable for serving alcohol to intoxicated customers whose subsequent conduct results in injury or death to a third party. We cannot guarantee that we will not be subject to such liability. We do believe, however, that our insurance presently provides adequate coverage for such liability.

Employees

As of December 26, 2004, we employed approximately 28,800 full and part-time associates. Of those, approximately 590 were corporate personnel, 1,840 were restaurant managers or managers in training and 26,370 were employed in non-management full and part-time restaurant positions. Of the 590 corporate associates, approximately 200 were in management positions and 390 were general office associates, including part-time associates.

We consider our associate relations to be good. Most associates, other than restaurant management and corporate personnel, are paid on an hourly basis. We believe that we provide working conditions and wages that compare favorably with those of our competition. We have never experienced a work stoppage due to labor difficulty, and our associates are not covered by a collective bargaining agreement.

Executive and Other Senior Officers of the Registrant

Our executive and other senior officers as of December 26, 2004 are shown below.

Name	Age	Position
Lloyd L. Hill	60	Chairman of the Board of Directors, Chief Executive Officer and President (Chairman and Chief Executive Officer effective January 1, 2005)
David L. Goebel	54	Executive Vice President of Operations and Chief Operating Officer (President and Chief Operating Officer effective January 1, 2005)
Steven K. Lumpkin	50	Executive Vice President, Chief Financial Officer and Treasurer, and Member of the Board of Directors
John C. Cywinski	42	Executive Vice President and Chief Marketing Officer
Louis A. Kaucic	53	Executive Vice President and Chief People Officer
Rohan St. George	45	President of International Division
Philip R. Crimmins	53	Senior Vice President of Development
Michael Czinege	51	Senior Vice President and Chief Information Officer
Kurt Hankins	44	Senior Vice President of Menu Development and Innovation
David R. Parsley	58	Senior Vice President of Supply Chain Management
Carin L. Stutz	48	Senior Vice President of Company Operations (Executive Vice President of Operations effective January 1, 2005)
Carol A. DiRaimo	43	Vice President of Investor Relations
Beverly O. Elving	51	Vice President of Accounting (Vice President and Controller effective February 21, 2005)
Rebecca R. Tilden	49	Vice President, Secretary and General Counsel

Lloyd L. Hill was elected a director in August 1989. Mr. Hill was appointed Executive Vice President and Chief Operating Officer in January 1994. In December 1994, he assumed the role of President in addition to his role as Chief Operating Officer. Effective January 1, 1997, Mr. Hill assumed the role of Co-Chief Executive Officer. In January 1998, he assumed the full duties of Chief Executive Officer. In May 2000, Mr. Hill was elected Chairman of the Board of Directors. As part of Applebee's succession plan, Mr. Goebel was named President effective January 1, 2005. Prior to joining Applebee's, Mr. Hill served as President of Kimberly Quality Care, a home health care and nurse personnel staffing company from December 1989 to December 1993, where he also served as a director from 1988 to 1993, having joined that organization in 1980.

David L. Goebel was employed by Applebee's in February 2001 as Senior Vice President of Franchise Operations and was promoted to Executive Vice President of Operations in December 2002. In January 2004, Mr. Goebel was promoted to Chief Operating Officer. In January 2005, he was also named President. Prior to joining Applebee's, Mr. Goebel headed a management company that provided consulting and strategic planning services to various businesses from April 1998 to February 2001. Prior to 1998, he was a franchise principal with an early developer group of the Boston Market concept. Mr. Goebel's business experience also includes positions as Vice President of Business Development for

Rent-a-Center (a subsidiary of Thorn, EMI) and Vice President of Operations for Ground Round restaurants.

Steven K. Lumpkin was employed by Applebee's in May 1995 as Vice President of Administration. In January 1996, he was promoted to Senior Vice President of Administration. In November 1997, he assumed the position of Senior Vice President of Strategic Development and in January 1998 was promoted to Executive Vice President of Strategic Development. He was named Chief Development Officer in March 2001. In March 2002, Mr. Lumpkin assumed the position of Chief Financial Officer and Treasurer. In January 2004, he was appointed to the Board of Directors. Prior to joining Applebee's, Mr. Lumpkin was a Senior Vice President of a division of the Olsten Corporation, Kimberly Quality Care, from July 1993 until January 1995. From June 1990 until July 1993, Mr. Lumpkin was an Executive Vice President and a member of the board of directors of Kimberly Quality Care. From January 1978 until June 1990, Mr. Lumpkin was employed by Price Waterhouse LLP, where he served as a management consulting partner and certified public accountant.

John C. Cywinski was employed by Applebee's in July 2001 as Senior Vice President and Chief Marketing Officer and he was promoted to Executive Vice President in January 2004. Prior to joining Applebee's, Mr. Cywinski was employed as Vice President of Brand Strategy for McDonald's Corporation from April 1999 to July 2001. From October 1996 to April 1999, he was President of Buena Vista Pictures Marketing, the motion picture division of The Walt Disney Company. Prior to The Walt Disney Company, Mr. Cywinski was Vice President of U.S. Marketing for Burger King Corporation, where he held various positions of increasing responsibility from 1989 to 1996. He started his career with the Leo Burnett Advertising Agency in 1984.

Louis A. Kaucic was employed by Applebee's in October 1997 as Senior Vice President of Human Resources. He was named Chief People Officer in March 2001 and Executive Vice President in March 2003. Prior to joining Applebee's, Mr. Kaucic was Vice President of Human Resources and later promoted to Senior Vice President of Human Resources with Unique Casual Restaurants, Inc., which operated several restaurant concepts, from July 1992 until October 1997. From 1982 to 1992, he was employed by Pizza Hut, Inc. in a variety of positions, including Director of Employee Relations. From 1978 to 1982, Mr. Kaucic was employed by Kellogg's as an Industrial Relations Manager.

Rohan M. St. George was employed by Applebee's in November 2004 as President of the International Division. Prior to joining Applebee's, Mr. St. George was a managing director for Yum Restaurants International which included responsibility for Puerto Rico, the U.S Virgin Islands and Venezuela. From 1998 to 2003, he was Vice President of Global Operations for KFC, Pizza Hut and Taco Bell. Prior to 1998, Mr. St. George had 14 years operations experience with Pizza Hut and KFC in various management positions.

Philip R. Crimmins was employed by Applebee's in August 2002 as Vice President of Operations Excellence. In September 2003, Mr. Crimmins was promoted to Senior Vice President of Development. Prior to joining Applebee's, he was employed by Pizza Hut, Inc. for 27 years, most recently as Vice President of Service Strategies. While at Pizza Hut, Inc., Mr. Crimmins held several other positions of increasing responsibility, including senior leadership positions in research and development, concept development, customer satisfaction, field training, and restaurant operations.

Mike Czinege was employed by Applebee's in April 2004 as Senior Vice President and Chief Information Officer. Prior to joining Applebee's, Mr. Czinege was Executive Vice President of North American operations for Celerant Consulting. From 1996 to 2004, he was a partner and later Vice President of Cap Gemini Ernst & Young, one of the world's leading providers of consulting, technology and outsourcing services. Mr. Czinege has nearly three decades of industry and consulting experience in manufacturing and supply chain management operations, business planning, sales and marketing, and information systems.

Kurt Hankins was employed by Applebee's in August 2001 as Vice President of Research and Development. In December 2003, Mr. Hankins was promoted to Senior Vice President of Menu Development and Innovation. Prior to joining Applebee's, he served as Vice President of Food and Beverage for Darden Restaurants, Inc. from July 1999 through July 2001. From August 1994 to July 1999, he served as Director of Food Research and Development for Darden Restaurants, Inc. Prior to his employment with Darden Restaurants, Inc., he held various positions in food and beverage research and development within the restaurant industry.

David R. Parsley was employed by Applebee's in April 2000 as Senior Vice President of Purchasing and Distribution. In January 2003, Mr. Parsley was named Senior Vice President of Supply Chain Management. Prior to joining Applebee's, Mr. Parsley held several positions with Prandium, Inc., operator of El Torito, Chi-Chi's and Koo Koo Roo, from November 1996 to April 2000, most recently as Senior Vice President of Quality and Supply Chain Management. He has also held purchasing positions with The Panda Management Company, Carl Karcher Enterprises, Proficient Food Company, Inc., and Baxter Healthcare Corporation.

Carin L. Stutz was employed by Applebee's in November 1999 as Senior Vice President of Company Operations. In January 2005, she was promoted to Executive Vice President of Operations. Prior to joining Applebee's, Ms. Stutz was Division Vice President with Wendy's International from July 1994 to November 1999. From 1993 to 1994, she was Regional Operations Vice President for Sodexho, USA. From 1990 to 1993, Ms. Stutz was employed by Nutri/System, Inc. as Vice President of Corporate Operations. Prior to 1990, Ms. Stutz was employed for 12 years with Wendy's International.

Carol A. DiRaimo was employed by Applebee's in November 1993 as Associate Director of Financial Planning and Reporting and was promoted to Director in 1995. She was named Director of Treasury and Corporate Analysis in 1998 and Director of Investor Relations and Corporate Analysis in April 2000. She was promoted to Executive Director of Investor Relations in January 2003 and Vice President of Investor Relations in February 2004. Prior to joining Applebee's, she was employed by Gilbert/Robinson, Inc. from May 1989 to November 1993. Ms. DiRaimo, a certified public accountant, was also employed by Deloitte Haskins & Sells for six years.

Beverly O. Elving was employed by Applebee's in June 1998 as Director of Corporate Accounting. In September 2002, Ms. Elving was promoted to Vice President of Accounting. In February 2005, she was named Vice President and Controller. Prior to joining Applebee's, she was Chief Financial Officer from 1996 to 1998 for Integrated Medical Resources, a publicly-held management services company. From 1990 to 1996, Ms. Elving was employed by the Federal Deposit Insurance Corporation as Director of Financial Operations and was later promoted to Vice President of Financial Operations & Accounting. Ms. Elving, a certified public accountant, was also employed by Arthur Andersen & Co. for five years.

Rebecca R. Tilden was employed by Applebee's in November 2003 and became Vice President and General Counsel in January 2004. Prior to joining Applebee's, Ms. Tilden was an independent consultant specializing in corporate compliance and ethics issues. From 1987 to 2000, Ms. Tilden was employed by Aventis Pharmaceuticals, Inc., in various positions of increasing responsibility and served most recently as Vice President, Assistant General Counsel and Secretary.

Item 2. Properties

As of December 26, 2004, we owned and operated 424 restaurants. Of these, we leased the building for 84 sites, owned the building and leased the land for 176 sites, and owned the land and building for 164 sites. In addition, as of December 26, 2004, we owned 9 sites for future development of restaurants and had entered into 29 lease agreements for restaurant sites we plan to open during 2005. Our leases generally have an initial term of 10 to 20 years, with renewal terms of 5 to 20 years, and provide for a fixed rental plus, in certain instances, percentage rentals based on gross sales. In addition, our leases in many instances include escalation of rent payments during the initial term and/or during the renewal terms.

We own an 80,000 square foot office building and lease a 23,000 square foot office building in Overland Park, Kansas, located in the Kansas City metropolitan area, in which our corporate offices are headquartered. We also lease office space in certain regions in which we operate restaurants.

Under our franchise agreements, we have certain rights to gain control of a restaurant site in the event of default under the lease or the franchise agreement.

The following table sets forth the 49 states and the twelve countries outside of the United States in which Applebee's are located and the number of restaurants operating in each state or country as of December 26, 2004:

State or Country	Number of Restaurants		
	Company	Franchise	Total System
Domestic:			
Alabama	—	27	27
Alaska	—	2	2
Arizona	—	26	26
Arkansas	—	7	7
California	21	77	98
Colorado	—	30	30
Connecticut	—	11	11
Delaware	2	8	10
Florida	—	92	92
Georgia	—	67	67
Idaho	—	9	9
Illinois	10	46	56
Indiana	5	57	62
Iowa	—	23	23
Kansas	15	19	34
Kentucky	5	30	35
Louisiana	—	17	17
Maine	8	—	8
Maryland	9	12	21
Massachusetts	32	—	32
Michigan	62	16	78
Minnesota	54	2	56
Mississippi	—	11	11
Missouri	44	10	54
Montana	—	7	7
Nebraska	—	18	18
Nevada	14	—	14
New Hampshire	14	—	14
New Jersey	—	38	38
New Mexico	8	9	17
New York	1	88	89
North Carolina	1	52	53
North Dakota	—	9	9
Ohio	—	82	82
Oklahoma	—	15	15
Oregon	—	16	16
Pennsylvania	1	51	52
Rhode Island	7	—	7
South Carolina	—	40	40
South Dakota	—	5	5
Tennessee	1	36	37
Texas	45	34	79
Utah	—	12	12
Vermont	3	—	3
Virginia	57	—	57
Washington	—	26	26
West Virginia	1	12	13
Wisconsin	4	35	39
Wyoming	—	5	5
Total Domestic	424	1,189	1,613

State or Country	Number of Restaurants Company	Franchise	Total System
Other countries:			
Bahrain	—	1	1
Brazil	—	1	1
Canada	—	19	19
Ecuador	—	1	1
Egypt	—	1	1
Greece	—	6	6
Honduras	—	3	3
Kuwait	—	2	2
Mexico	—	19	19
Qatar	—	2	2
Saudi Arabia	—	2	2
United Arab Emirates	—	1	1
Total International	—	58	58
	424	1,247	1,671

Item 3. Legal Proceedings

We are involved in various legal actions which include, without limitation, employment law related matters, dram shop claims, personal injury claims and other such normal restaurant operational matters. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

While the resolution of the matters described above may have an impact on our financial results for the period in which they are resolved, we believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

1. Our common stock trades on The Nasdaq Stock Market® under the symbol APPB.

   The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market®.

	2004		2003	
	High	Low	High	Low
First Quarter	\$ 28.04[1]	\$ 23.80[1]	\$ 18.87[1]	\$ 15.39[1]
Second Quarter	\$ 28.55[1]	\$ 23.30	\$ 21.17[1]	\$ 17.83[1]
Third Quarter	\$ 26.72	\$ 22.50	\$ 22.31[1]	\$ 19.83[1]
Fourth Quarter	\$ 26.68	\$ 22.26	\$ 26.79[1]	\$ 20.53[1]

2. Number of stockholders of record at December 26, 2004: 1,351

3. We declared an annual dividend of \$0.06 per common share on December 9, 2004 for stockholders of record on December 24, 2004, and the dividend was paid on January 21, 2005. We declared an annual dividend of \$0.05 per common share[1] on December 11, 2003 for stockholders of record on December 26, 2003, and the dividend was paid on January 23, 2004.

   We presently anticipate continuing the payment of cash dividends based upon our annual net income. The actual amount of such dividends will depend upon future earnings, results of operations, capital requirements, our financial condition and certain other factors. There can be no assurance as to the amount of net income that we will generate in 2005 or future years and, accordingly, there can be no assurance as to the amount that will be available for the declaration of dividends, if any.

4. For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management."

---

[1]The sales prices and dividend amounts have been adjusted to reflect a three-for-two stock split effected as a 50% stock dividend paid on June 15, 2004.

5. Issuer Purchases of Equity Securities

During fiscal year 2004, we repurchased 3,993,670 shares of our common stock at an average price of $24.97 for an aggregate cost of $99,700,000. The table below sets forth purchases of our common stock during the fourth quarter of fiscal 2004:

Purchases of Equity Securities[1]				
	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
September 27, 2004 through October 26, 2004	3,945[2]	$25.19	—	$11,532
October 27, 2004 through November 26, 2004	500,875[3]	$23.55	488,700	$ 32
November 27, 2004 through December 26, 2004	496[2]	$25.10	—	$ 32
Total	505,316			

[1] In May 2002, our Board of Directors authorized a repurchase of up to $75,000,000 of our common stock through May 2005. In December 2003, our Board of Directors authorized an additional repurchase of up to $80,000,000 of our common stock. The May 2002 authorization limit was met in January 2004. In October 2004, our Board of Directors authorized additional repurchases of up to $150,000,000 beginning in 2005 and approved a written plan for repurchases of our common stock in the open market in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

[2] Represents shares received as partial payment for shares issued under stock option plans.

[3] Included 12,175 shares received as partial payment for shares issued under stock option plans.

Item 6. Selected Financial Data

The following table sets forth for the periods and the dates indicated our selected financial data. The fiscal year ended December 31, 2000 contained 53 weeks, and all other periods presented contained 52 weeks. The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10-K.

	Fiscal Year Ended				
	December 26, 2004	December 28, 2003[1] (as restated)	December 29, 2002[1] (as restated)	December 30, 2001[1][2] (as restated)	December 31, 2000[1][2] (as restated)
	(in thousands, except per share amounts)				
STATEMENT OF EARNINGS DATA:					
Company restaurant sales	$ 976,798	$ 867,158	$ 724,616	$ 651,119	$ 605,414
Franchise royalties and fees	121,221	109,604	102,180	93,225	84,738
Other franchise income	13,615	13,147	2,688	—	—
Total operating revenues	$1,111,634	$ 989,909	$ 829,484	$ 744,344	$ 690,152
Operating earnings	$ 165,280	$ 152,677	$ 126,590	$ 110,681	$ 106,984
Net earnings	$ 110,865	$ 94,349	$ 80,527	$ 63,298	$ 63,020
Basic net earnings per share	$ 1.36	$ 1.14	$ 0.97	$ 0.76	$ 0.71
Diluted net earnings per share	$ 1.33	$ 1.10	$ 0.94	$ 0.74	$ 0.71
Dividends declared per share	$ 0.06	$ 0.05	$ 0.04	$ 0.04	$ 0.03
Basic weighted average shares outstanding	81,528	82,944	83,407	83,268	88,261
Diluted weighted average shares outstanding	83,600	85,409	85,382	85,316	88,755
BALANCE SHEET DATA (AT END OF FISCAL YEAR):					
Total assets	$ 754,431	$ 651,078	$ 573,647	$ 506,036	$ 475,932
Long-term debt, including current portion	$ 35,694	$ 20,862	$ 52,563	$ 74,568	$ 91,355
Stockholders' equity	$ 496,727	$ 453,143	$ 385,201	$ 320,303	$ 277,941

[1] Fiscal years 2003 and 2002 have been restated from amounts previously reported to reflect certain adjustments as discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Restatement of Financial Statements" and Note 22 to the consolidated financial statements. Conforming adjustments have been made to previously audited fiscal year 2001 and 2000 selected financial data. Total assets and stockholders' equity as of the beginning of fiscal year 2000 reflect a cumulative impact of $3,736,000 and $3,636,000, respectively, resulting from the restatement.

[2] Beginning in 2002, we ceased amortization of goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles".

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Financial Statements

The accompanying Management's Discussion and Analysis gives effect to the restatement of our consolidated financial statements for fiscal years 2003 and 2002 to correct our accounting treatment for leases, depreciation of related leasehold improvements and for previously identified immaterial errors, primarily related to vacation and workers' compensation, as described in Note 22 to the consolidated financial statements.

General

We operate on a 52 or 53 week fiscal year ending on the last Sunday in December. Our fiscal years are as follows:

Fiscal Year	Fiscal Year Ending	Number of Weeks
2002	December 29, 2002	52
2003	December 28, 2003	52
2004	December 26, 2004	52
2005	December 25, 2005	52
2006	December 31, 2006	53

Our revenues are generated from three primary sources:

- Company restaurant sales (food and beverage sales)
- Franchise royalties and fees
- Other franchise income

Beverage sales consist of sales of alcoholic beverages, while non-alcoholic beverages are included in food sales. Franchise royalties are generally 4% of each franchise restaurant's monthly gross sales. Franchise fees typically range from $30,000 to $35,000 for each restaurant opened. Other franchise income includes insurance premiums for the current year and premium audit adjustments for prior years from franchisee participation in our captive insurance program and revenue from information technology products and services provided to certain franchisees. In 2005, we will have fewer franchisee participants due to the termination of one of our captive programs which will result in a decrease in franchise premiums recognized in other franchise income of approximately $9,500,000.

Certain expenses relate only to company operated restaurants. These include:

- Food and beverage costs
- Labor costs
- Direct and occupancy costs
- Pre-opening expenses

Cost of other franchise income includes the costs related to franchisee participation in our captive insurance program and costs related to information technology products and services provided to certain franchisees. In addition, cost of other franchise income in 2004 includes the franchisee portion of the riblet inventory impairment (see Note 6 to the consolidated financial statements). In 2005, we will have fewer franchisee participants due to the termination of one of our captive programs which will result in a decrease in franchise premiums expense in the cost of other franchise income of approximately $9,500,000.

Other expenses, such as general and administrative and amortization expenses, relate to both company operated restaurants and franchise operations.

Overview

Applebee's International, Inc. and our subsidiaries develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar" which is the largest casual dining concept in the world with nearly 1,700 system-wide restaurants open as of December 26, 2004. The casual dining segment of the restaurant industry is highly competitive and there are many factors that affect our profitability. Our industry is susceptible to changes in economic conditions, trends in lifestyles, fluctuating costs, government regulation, availability of resources and consumer perceptions. When evaluating and assessing our business, we believe there are five key factors:

- Development – the number of new company and franchise restaurants opened during the period. As the largest casual dining concept in the world, Applebee's has a unique opportunity to leverage our brand, system size and scale to optimize our future growth. Our expansion strategy has been to cluster restaurants in targeted markets, thereby increasing consumer awareness and convenience, and enabling us to take advantage of operational, distribution and advertising efficiencies. We currently expect that the Applebee's system will encompass at least 3,000 restaurants in the United States, as well as the potential for at least 1,000 restaurants internationally. In 2004, we opened 109 restaurants including 32 company and 77 franchise restaurants. We have opened at least 100 restaurants each year for the past 12 years. In 2005, we currently expect to open at least 125 restaurants, comprised of 40 company and 85 franchise restaurants. In addition, we may re-open up to eight company restaurants in 2005 that were closed in 2004 by a former franchisee in Memphis, Tennessee, which are not included in our expectations above.
- Comparable restaurant sales – a year-over-year comparison of sales for restaurants open at least 18 months. Our revenues are generated primarily from company restaurant sales, franchise royalties and fees and other franchise income. Increases in company and franchise comparable restaurant sales will result in increases in company restaurant sales and franchise fees and royalties. Company, franchise and system-wide comparable sales increased 3.8%, 5.2% and 4.8%, respectively, in 2004. We have had 26 consecutive quarters of positive system-wide comparable sales growth. We currently expect system-wide comparable restaurant sales to increase by at least 3% percent in 2005, with results expected to be lower during the first part of the year and accelerate throughout the year. Comparable restaurant sales increases are driven by increases in the average guest check and/or increases in guest traffic. Average guest check increases result from menu price increases and/or a change in menu mix. Although we may have increases in our average guest check from period to period, our main focus has been increasing guest traffic as we view this component to be more indicative of the health of the Applebee's brand. We are constantly seeking to increase guest traffic by improving our menu with semi-annual new menu rollouts and implementation of new programs such as Carside to Go™ and Weight Watchers™. Carside To Go™ is expected to be a driver of company, franchise and system-wide comparable sales growth in 2005.
- Company restaurant margin – company restaurant sales less food and beverage, labor, direct and occupancy restaurant costs and pre-opening expenses expressed as a percentage of company restaurant sales. Company restaurant margin was 15.6% in 2004 and we currently expect that our margin will be similar in 2005. Company restaurant margin is susceptible to fluctuations in commodity costs, labor costs and other operating costs such as utilities costs. We attempt to negotiate contracts for the majority of our food products in order to mitigate the impact of rising commodity costs. We currently expect commodity costs for beef, poultry and other proteins to increase by

approximately 1.5% in 2005. Labor costs are impacted by many factors, including minimum wage rate and other employment laws.

- General and administrative expenses – general and administrative expense expressed as a percentage of total operating revenues. General and administrative expense leverage is a key focus for us. We currently expect that revenues will grow faster than general and administrative expenses. In 2005, general and administrative expenses as a percent of total revenues are currently expected to be in the high-8% range.
- Return on equity – net earnings expressed as a percent of average stockholders' equity. We believe this is an important indicator as it allows us to evaluate our ability to create value for our shareholders. We have exceeded our stated goal of at least 20% return on equity for the past six years and are a leader in the casual dining industry in this category.

The above overview contains forward-looking statements. Please refer to "Forward-Looking Statements" later in this section.

Critical Accounting Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Actual results may differ from these estimates, and such differences may be material to our consolidated financial statements. We believe that the following significant accounting policies involve a significant degree of judgment or complexity.

Inventory valuation: We state inventories at the lower of cost, using the first-in, first-out method, or market. Market is determined based upon our estimates of the net realizable value.

We purchase and maintain inventories of certain specialty products to assure sufficient supplies to the system. We review and make quality control inspections of our inventories to determine obsolescence on an ongoing basis. These reviews require management to make certain estimates and judgments regarding projected usage which may change in the future and may require us to record an inventory impairment.

Property and equipment: We report property and equipment at historical cost less accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term, as defined in operating leases in Note 2 to the consolidated financial statements, or the estimated useful life of the related asset. The useful lives of the assets are based upon management's expectations. We periodically review the assets for changes in circumstances which may impact their useful lives. If there are changes in circumstances that shorten an asset's useful life, we will recognize increased depreciation expense for that asset in future periods.

Impairment of long-lived assets: We periodically review restaurant property and equipment for impairment on a restaurant by restaurant basis using historical cash flows as well as current estimates of future cash flows and/or appraisals. We review other long-lived assets annually and when events or circumstances indicate that the carrying value of the asset may not be recoverable. The recoverability is assessed in most instances by comparing the carrying value to its undiscounted cash flows. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Income taxes: We record valuation allowances against our deferred tax assets, when necessary, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Realization of deferred tax assets is dependent on future taxable earnings and is therefore uncertain. We assess the likelihood that our deferred tax assets in each of the jurisdictions in which we operate will be recovered from future taxable income. Deferred tax assets are reduced by a valuation allowance to recognize the extent to which, more likely than not, the future tax benefits will not be realized.

We are periodically audited by foreign, state and local tax authorities for both income and sales and use taxes. We record accruals when we determine it is probable that we have an exposure in a matter relating to an audit. The accruals may change in the future due to new developments in each matter.

Legal and insurance reserves: We are periodically involved in various legal actions. We are required to assess the probability of any adverse judgments as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

We use estimates in the determination of the appropriate liabilities for general liability, workers' compensation and health insurance. The estimated liability is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. Unanticipated changes in these factors may require us to revise our estimates.

We periodically reassess our assumptions and judgments and make adjustments when significant facts and circumstances dictate. A change in any of the above estimates could impact our consolidated statements of earnings and the related asset or liability recorded in our consolidated balance sheets would be adjusted accordingly. Historically, actual results have not been materially different than the estimates that are described above.

Captive Insurance Subsidiary

In 2002, we formed Neighborhood Insurance, Inc., a Vermont corporation and a wholly-owned captive insurance subsidiary to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance. Applebee's International, Inc. and covered franchisees make premium payments to the captive insurance company which pays administrative fees and insurance claims, subject to individual and aggregate maximum claim limits under the captive insurance company's reinsurance policies. Franchisee premium amounts billed by the captive insurance company are established based upon third-party actuarial estimates of settlement costs for incurred claims and administrative fees. The franchisee premiums are included in other franchise income ratably over the policy year. The related offsetting expenses are included in cost of other franchise income. Accordingly, we do not expect franchisee participation in the captive insurance program to have a material impact on our net earnings. In 2005, we will have fewer franchisee participants in our captive insurance program as we have reduced the number of insurance products offered by the captive insurance company.

Our consolidated balance sheets include the following balances related to the captive insurance subsidiary:

- Franchise premium receivables of approximately $1,900,000 and $450,000 as of December 26, 2004 and December 28, 2003, respectively, included in receivables related to captive insurance subsidiary.
- Cash equivalent and other long-term investments restricted for the payment of claims of approximately $16,700,000 and $10,000,000 as of December 26, 2004 and December 28, 2003, respectively, included in restricted assets related to captive insurance subsidiary.
- Loss reserve and unearned premiums related to captive insurance subsidiary of approximately $19,600,000 and $11,000,000 as of December 26, 2004 and December 28, 2003, respectively.

- Other miscellaneous items, net, of approximately $1,000,000 and $550,000 as of December 26, 2004 and December 28, 2003, respectively, included in several line items in the consolidated balance sheets.

Acquisitions

On April 26, 2004, we completed our acquisition of the operations and assets of 10 Applebee's restaurants located in Southern California for approximately $13,800,000 in cash. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. This transaction did not have a significant impact on our net earnings for 2004.

On March 24, 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt from a franchisee. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in 2002 and approximately $800,000 paid in the second quarter of 2003.

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,350,000. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

The following table is comprised of actual company restaurant sales for the three restaurant acquisitions above which are included in our consolidated financial statements for each period presented and pro forma company restaurant sales assuming the acquisitions occurred at the beginning of the preceding fiscal year for each acquisition (in thousands):

	2004	2003	2002
Actual company restaurant sales for acquired restaurants	$ 17,600	$ 19,000	$ 6,300
Pro forma company restaurant sales for acquired restaurants	$ 26,400	$ 47,000	$ 68,400

Disposition

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003. This transaction did not have a significant impact on our net earnings for 2003. Actual company restaurant sales included in our consolidated financial statements for the nine restaurants were approximately $10,300,000 and $18,300,000 for 2003 and 2002, respectively.

Results of Operations

The following table contains information derived from our consolidated statements of earnings expressed as a percentage of total operating revenues, except where otherwise noted. Percentages may not add due to rounding.

	Fiscal Year Ended		
	December 26, 2004	December 28, 2003 (as restated)	December 29, 2002 (as restated)
Revenues:			
Company restaurant sales	87.9%	87.6%	87.4%
Franchise royalties and fees	10.9	11.1	12.3
Other franchise income	1.2	1.3	0.3
Total operating revenues	100.0%	100.0%	100.0%
Cost of sales (as a percentage of company restaurant sales):			
Food and beverage	26.5%	26.0%	26.6%
Labor	32.5	32.7	33.2
Direct and occupancy	25.1	25.1	25.2
Pre-opening expense	0.3	0.2	0.3
Total cost of sales	84.4%	84.0%	85.2%
Cost of other franchise income (as a percentage of other franchise income)	105.8%	96.6%	80.8%
General and administrative expenses	9.4	9.6	9.9
Amortization of intangible assets	0.1	—	—
Loss on disposition of restaurants and equipment	0.2	0.1	0.1
Operating earnings	14.9	15.4	15.3
Other income (expense):			
Investment income	0.1	0.2	0.2
Interest expense	(0.1)	(0.2)	(0.3)
Impairment of Chevys note receivable	—	(0.9)	—
Other income	0.3	0.4	—
Total other income (expense)	0.3	(0.5)	—
Earnings before income taxes	15.2	14.9	15.2
Income taxes	5.2	5.4	5.5
Net earnings	10.0%	9.5%	9.7%

Fiscal Year Ended December 26, 2004 Compared With Fiscal Year Ended December 28, 2003

Company Restaurant Sales. Total company restaurant sales increased $109,640,000 (13%) from $867,158,000 in 2003 to $976,798,000 in 2004. Company restaurant openings and increases in weighted average weekly sales contributed approximately 8% and 3%, respectively, of the increase in total company restaurant sales in 2004. The acquisitions of 10 restaurants in Southern California in April 2004 and 11 restaurants in Illinois, Indiana, Kentucky, and Missouri in late March 2003 contributed approximately 3% of the increase in company restaurant sales. These increases were offset by 1% due to the sale of eight restaurants in the Atlanta, Georgia market in July 2003.

Comparable restaurant sales at company restaurants increased by 3.8% in 2004. Weighted average weekly sales at company restaurants increased 3.4% from $45,000 in 2003 to $46,536 in 2004. These increases were due primarily to increases in guest traffic and in the average guest check resulting from menu price increases of approximately 1.7% in 2004. In addition, a portion of the increase resulted from the implementation of our Carside To Go™ initiative. Carside To Go™ sales mix increased from 7.1% in 2003 to 9.3% in 2004.

Franchise Royalties and Fees. Franchise royalties and fees increased $11,617,000 (11%) from $109,604,000 in 2003 to $121,221,000 in 2004 due primarily to the increased number of franchise restaurants operating during 2004 as compared to 2003 and increases in comparable franchise restaurant sales. Weighted average weekly sales and franchise comparable restaurant sales each increased by 5.2% in 2004.

Other Franchise Income. Other franchise income increased $468,000 (4%) from $13,147,000 in 2003 to $13,615,000 in 2004 due primarily to revenues recognized for information technology products and services provided to certain franchisees.

Cost of Company Restaurant Sales. Food and beverage costs increased from 26.0% in 2003 to 26.5% in 2004. This increase was due to higher commodity costs which impacted our cost of company restaurant sales by approximately 0.9% and higher food costs related to our menu promotions. This increase was partially offset by the impact of menu price increases, operational improvements resulting from our supply chain management initiatives and better food cost control.

Labor costs decreased from 32.7% in 2003 to 32.5% in 2004. In 2004, labor costs were unfavorably impacted by higher management and hourly labor wage rates, higher workers' compensation and group insurance costs and higher costs related to the addition of dedicated Carside To Go™ hourly labor at most of our restaurants beginning in the second half of 2003. These increases were offset by lower management incentive compensation and higher sales volumes which favorably impacted management costs.

Direct and occupancy costs were 25.1% in both 2003 and 2004. Direct and occupancy costs were favorably impacted by higher sales volumes at company restaurants which were offset by higher packaging costs as a result of increased To Go™ sales volumes and higher credit card usage fees.

Cost of Other Franchise Income. Cost of other franchise income increased $1,704,000 (13%) from $12,697,000 in 2003 to $14,401,000 in 2004 due primarily to the franchisee portion of the inventory impairment of approximately $1,600,000 (see Note 6 to the consolidated financial statements).

General and Administrative Expenses. General and administrative expenses decreased from 9.6% in 2003 to 9.4% in 2004 as a result of the absorption of general and administrative expenses over a larger revenue base and lower incentive compensation. This decrease was partially offset by higher depreciation expense related to our new information systems, higher compensation expense due to staffing levels and costs associated with compliance with Section 404 of the Sarbanes-Oxley Act.

Other Income. Other income decreased $165,000 from $3,722,000 in 2003 to $3,557,000 in 2004. Significant items causing fluctuations between 2004 and 2003 are as follows: In 2004, we recorded $1,600,000 in resolution of certain previously disclosed long-running international franchise disputes. In addition, we recorded $600,000 of income for final consideration related to the sale of 12 restaurants in Philadelphia in 1999. In 2003, we recognized $1,600,000 of income related to collection from a previous financing agreement. In addition, we recorded $1,200,000 of income for additional consideration related to the sale of 12 restaurants in Philadelphia in 1999.

Impairment of Chevys Note Receivable. In June 2003, Chevys announced the sale of the majority of its restaurants. Subsequent to the announcement, we received Chevys' audited financial statements for the fiscal year ended December 31, 2002. During 2003, we fully impaired the principal and accrued interest of approximately $8,800,000. In October 2003, Chevys Inc. filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. In December 2004, the U.S. Bankruptcy Court approved Chevys' reorganization plan.

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, decreased from 36.0% in 2003 to 34.2% in 2004 due to a reduction in state and local income taxes.

Fiscal Year Ended December 28, 2003 Compared With Fiscal Year Ended December 29, 2002

Company Restaurant Sales. Total company restaurant sales increased $142,542,000 (20%) from $724,616,000 in 2002 to $867,158,000 in 2003. Company restaurant openings and weighted average weekly sales contributed approximately 9% and 5%, respectively, of the increase in total company restaurant sales in 2003. The acquisition of 21 franchise restaurants in the Washington D.C. area in November 2002 and 11 restaurants in Illinois, Indiana, Kentucky, and Missouri in late March 2003 contributed approximately 8% of the increase in company restaurant sales. These increases were partially offset by the sale of 8 restaurants in the Atlanta, Georgia market in July 2003.

Comparable restaurant sales at company restaurants increased by 5.2% in 2003. Weighted average weekly sales at company restaurants increased 4.6% from $43,019 in 2002 to $45,000 in 2003. These increases were due primarily to increases in guest traffic and in the average guest check resulting from our food promotions. In addition, a portion of the increase resulted from the implementation of our To Go initiative and menu price increases of approximately 1.5% in 2003. In November 2003, we completed the implementation of our Carside To Go™ program in all company restaurants where practicable. To Go sales mix increased from 5.0% of company restaurant sales in 2002 to 7.1% of company restaurant sales in 2003.

Franchise Royalties and Fees. Franchise royalties and fees increased $7,424,000 (7%) from $102,180,000 in 2002 to $109,604,000 in 2003 due primarily to the increased number of franchise restaurants operating during 2003 as compared to 2002 and increases in comparable restaurant sales. Weighted average weekly sales and franchise comparable restaurant sales increased 3.3% and 3.7%, respectively, in 2003.

Other Franchise Income. Other franchise income increased from $2,688,000 in 2002 to $13,147,000 in 2003 due primarily to an increase of $10,200,000 in revenues recognized related to the franchise premium amounts billed by the captive insurance company, which was formed in September 2002. Franchise premiums are recognized in other franchise income ratably over the policy year.

Cost of Company Restaurant Sales. Food and beverage costs decreased from 26.6% in 2002 to 26.0% in 2003. This decrease was due to menu price increases and operational improvements resulting from our supply chain management initiatives.

Labor costs decreased from 33.2% in 2002 to 32.7% in 2003. This decrease was due to lower hourly costs due to higher sales volume at company restaurants and was partially offset by higher costs related to the addition of dedicated To Go hourly labor at most of our restaurants during the second half of 2003 and higher workers' compensation costs.

Direct and occupancy costs decreased slightly from 25.2% in 2002 to 25.1% in 2003. Direct and occupancy costs were favorably impacted by lower rent expense and depreciation expense, as a percentage of sales, and was partially offset by higher insurance costs and higher packaging costs relating to our To Go initiative.

Cost of Other Franchise Income. Cost of other franchise income increased from $2,173,000 in 2002 to $12,697,000 in 2003 due primarily to an increase in costs of $10,260,000 related to the operation of our captive insurance company, which was formed in September 2002.

General and Administrative Expenses. General and administrative expenses decreased from 9.9% in 2002 to 9.6% in 2003 as a result of the absorption of general and administrative expenses over a larger revenue base. This decrease was partially offset by higher depreciation expense related to our new information systems and increased incentive compensation.

Impairment of Chevys Note Receivable. In June 2003, Chevys announced the sale of the majority of its restaurants. Subsequent to the announcement, we received Chevys' audited financial statements for the fiscal year ended December 31, 2002. During the fiscal quarter ended June 29, 2003, we fully impaired the principal and accrued interest of approximately $8,800,000. In October 2003, Chevys Inc. filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code.

Other Income. Other income increased $3,424,000 from $298,000 in 2002 to $3,722,000 in 2003. Significant items causing fluctuations between 2003 and 2002 are as follows: In 2003, we recognized $1,600,000 of income related to collection from a previous financing agreement. In addition, we recorded $1,200,000 of income for additional consideration related to the sale of 12 restaurants in Philadelphia in 1999. In 2002, we recognized $500,000 of additional consideration related to the sale of 12 restaurants in Philadelphia in 1999.

Income Taxes. The effective income tax rate, as a percentage of earnings before income taxes, decreased from 36.2% in 2002 to 36.0% in 2003 due to a reduction in state and local income taxes.

Liquidity and Capital Resources

Our primary source of liquidity is cash provided by operations. Our need for capital resources historically has resulted from the construction and acquisition of restaurants, the repurchase of our common shares and investment in information technology systems. In the past, we have obtained capital through public stock offerings, debt financing, and our ongoing operations. Cash flows from our ongoing operations include cash generated from company and franchise operations, credit from trade suppliers, real estate lease financing, and landlord contributions to leasehold improvements. We have also used our common stock as consideration in the acquisition of restaurants. In addition, we have assumed debt or issued new debt in connection with certain mergers and acquisitions. The following table presents a summary of our cash flows for the last three fiscal years (in thousands):

	2004	2003 (as restated)	2002 (as restated)
Net cash provided by operating activities	$ 190,605	$ 175,889	$ 132,633
Net cash used by investing activities	(134,055)	(105,174)	(98,645)
Net cash used by financing activities	(63,775)	(68,017)	(40,867)
Net increase (decrease) in cash and cash equivalents	$ (7,225)	$ 2,698	$ (6,879)

Capital expenditures were $64,874,000 in 2002 (excluding the acquisition of 21 franchise restaurants), $82,562,000 in 2003 (excluding the acquisition of 11 franchise restaurants), and $104,620,000 in 2004 (excluding the acquisition of ten franchise restaurants and lease acquisition costs). In 2005, we currently expect to open at least 40 company restaurants, and capital expenditures excluding franchise acquisitions are expected to be between $140,000,000 and $150,000,000 including the potential costs to acquire and re-open up to eight company restaurants that were closed in 2004 by a former franchisee in Memphis, Tennessee.

These expenditures will primarily be for the development of new restaurants, refurbishment and capital replacement for existing restaurants and the enhancement of information systems. Because we expect to continue to purchase a portion of our sites, the amount of actual capital expenditures will be dependent upon, among other things, the proportion of leased versus owned properties. In addition, if we open more restaurants than we currently anticipate or acquire additional restaurants, our capital requirements will increase accordingly.

On April 26, 2004, we completed our acquisition of the operations and assets of ten Applebee's restaurants located in Southern California for approximately $13,800,000 in cash. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. In addition, we acquired six restaurant leases for approximately $4,900,000 in cash and acquired the exclusive right to operate Applebee's restaurants in the Memphis, Tennessee market from a former franchisee for approximately $2,800,000 in cash in 2004.

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003.

On March 24, 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt from a franchisee. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in 2002 and approximately $800,000 paid in the second quarter of 2003. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,350,000. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition.

In December 2004, we completed the refinancing of our $150,000,000 unsecured revolving credit facility. The new bank credit agreement provides for a $150,000,000 five-year unsecured revolving credit facility, of which $40,000,000 may be used for the issuance of letters of credit. The facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined. There is no limit on cash dividends provided that the declaration and payment of such dividend does not cause a default of any other covenant contained in the agreement. The facility is subject to standard other terms, conditions, covenants, and fees. As of December 26, 2004, we are in compliance with the covenants contained in our credit agreement. As of December 26, 2004, we had borrowings of $30,000,000, standby letters of credit of $12,000,000 outstanding and approximately $108,000,000 available under our revolving credit facility. During 2005, we expect to fund operations, capital expansion, any repurchases of common stock, and the payment of dividends from operating cash flows and borrowings under our revolving credit facility.

Our Board of Directors authorized repurchases of our common stock of up to $75,000,000 and $80,000,000 in 2002 and 2003, respectively. As of December 28, 2003, we had $99,800,000 remaining under our prior authorizations. During 2004, we repurchased 3,993,670 shares of our common stock at an average price of $24.97 for an aggregate cost of $99,700,000. As of December 26, 2004, we had completed all of the 2002 and 2003 stock repurchase authorizations. In October 2004, our Board of Directors authorized additional repurchases of up to $150,000,000 beginning in 2005 and approved a written plan for repurchases of our common stock in the open market in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

As of December 26, 2004, our liquid assets totaled $10,924,000. These assets consisted of cash and cash equivalents in the amount of $10,642,000 and short-term investments in the amount of $282,000. The working capital deficit increased slightly from $50,359,000 as of December 28, 2003 to $51,041,000 as of December 26, 2004. This increase was due primarily to increases in the loss reserve and unearned premiums related to the captive insurance subsidiary and accounts payable and was partially offset by increases in inventories and receivables.

We believe that our liquid assets and cash generated from operations, combined with borrowings available under our credit facility, will provide sufficient funds for capital expenditures, repurchases of our common stock, the payment of dividends and other such operating activities for the foreseeable future.

The following table shows our debt amortization schedule, future capital lease commitments (including principal and interest payments), future operating lease commitments (see operating leases in Note 2 to the consolidated financial statements) and future purchase obligations as of December 26, 2004 (in thousands):

Certain Contractual Obligations	Payments due by period				
	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Long-term Debt (excluding capital lease obligations) (1)	$ 31,546	$ 125	$ 206	$30,090	$ 1,125
Capital Lease Obligations	9,375	767	1,749	1,730	5,129
Operating Leases	270,046	24,109	47,007	44,396	154,534
Purchase Obligations - Company(2)	205,519	142,576	47,659	11,335	3,949
Purchase Obligations - Franchise(3)	443,455	286,437	123,831	21,572	11,615

(1) The amounts for long-term debt are primarily borrowings under our revolving credit facility and exclude interest payments which are variable in nature.

(2) The amounts for company purchase obligations include commitments for food items, energy, supplies, severance and employment agreements, and other miscellaneous commitments.

(3) The amounts for franchise purchase obligations include commitments for food items and supplies made by Applebee's International, Inc. for our franchisees. Applebee's International, Inc. contracts with certain suppliers to ensure competitive pricing. These amounts will only be payable by Applebee's International, Inc. if our franchisees do not meet certain minimum contractual requirements.

Other Contractual Obligations

We have outstanding lease guarantees of approximately $37,500,000 as of December 26, 2004 (see Note 17 to the consolidated financial statements). We have not recorded a liability for these guarantees as of December 26, 2004 or December 28, 2003.

We have severance and employment agreements with certain officers providing for severance payments to be made in the event the associate resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 26, 2004, we would have been required to make payments totaling approximately $12,700,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $6,600,000 if such officers had been terminated as of December 26, 2004.

In November 2003, we arranged for a third-party financing company to provide up to $75,000,000 to qualified franchisees for short-term loans to fund remodel investments, subject to our approval. Under the terms of this financing program, we will provide a limited guarantee pool for the loans advanced during the three-year period ending December 2006. As of December 26, 2004, there were loans outstanding to two franchisees for approximately $900,000 under this program.

In May 2004, we arranged for a third-party financing company to provide up to $250,000,000 to qualified franchisees for loans to fund development of new restaurants through October 2007, subject to our approval. We will provide a limited guarantee of certain loans advanced under this program. As of December 26, 2004, there were loans outstanding to two franchisees for approximately $13,600,000 under this program. The fair value of our guarantees under these two financing programs was less than $100,000 and is recorded in non-current liabilities in our consolidated balance sheet as of December 26, 2004.

New Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities and Interpretation of ARB No. 51." This interpretation, which replaces FIN 46, "Consolidation of Variable Interest Entities," clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This interpretation is required in financial statements for periods ending after March 15, 2004 for those companies that have yet to adopt the provisions of FIN 46. We adopted FIN 46R in January 2004 and the initial adoption did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised 2004) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award. This new Standard will be effective for us beginning in our third quarter of 2005. We are in the process of evaluating the impact of this Standard on our financial statements.

In October 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination" ("EITF 04-1"). EITF 04-1 requires that a business combination between two parties that have a pre-existing relationship be evaluated to determine if a settlement of a pre-existing relationship exists. EITF 04-1 also requires that certain reacquired rights (including the rights to the acquirer's trade name under a franchise agreement) be recognized as intangible assets apart from goodwill. However, if a contract giving rise to the reacquired rights includes terms that are favorable or unfavorable when compared to pricing for current market transactions for the same or similar items, EITF 04-1 requires that a settlement gain or loss should be measured as the lesser of the amount by which the contract is favorable or unfavorable to market terms from the perspective of the acquirer or the stated settlement provisions of the contract available to the counterparty to which the contract is unfavorable. We adopted the provisions of EITF 04-1 in the fourth quarter of 2004 and the initial adoption did not have a material impact on our consolidated financial statements.

Forward-Looking Statements

The statements contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section regarding restaurant development, comparable sales, restaurant margin, general and administrative expenses, capital expenditures, return on equity and financial commitments are forward-looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described. These risks include but are not limited to our ability and the ability of our franchisees to open and operate additional restaurants profitably, the ability of our franchisees to obtain financing, the continued growth of our franchisees, our ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry, and our ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For a more detailed discussion of the principal factors that could cause actual results to be materially different, you should read our current report on Form 8-K which we filed with the Securities and Exchange Commission on February 9, 2005. We disclaim any obligation to update forward-looking statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from fluctuations in interest rates and changes in commodity prices. Our revolving credit facility bears interest either at the bank's prime rate or LIBOR plus 0.5%, at our option. As of December 26, 2004, the total amount of debt subject to interest rate fluctuations was $30,000,000. A 1% change in interest rates would result in an increase or decrease in interest expense of $300,000 per year. We may from time to time enter into interest rate swap agreements to manage the impact of interest rate changes on our earnings. Many of the products we purchase are subject to price volatility due to factors that are outside of our control which may impact supply and demand such as weather and seasonality. As part of our strategy to moderate this volatility, we have entered into fixed price purchase commitments.

Item 8. Financial Statements and Supplementary Data

See the Index to Consolidated Financial Statements on Page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of December 26, 2004, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, under the supervision and with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on this evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures are effective.

During our most recent fiscal quarter, there have been no changes in our internal control over financial reporting that occurred that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Applebee's International, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, pursuant to Exchange Act Rules 13a-15(f). Our internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and fair presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Under the supervision and with the participation of our management, including our CEO and CFO, we assessed the effectiveness of the company's internal control over financial reporting as of December 26, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* Based upon our assessment, we conclude that, as of December 26, 2004, the company's internal control over financial reporting is effective, in all material respects, based upon those criteria.

Our independent registered public accounting firm, Deloitte & Touche LLP, issued an attestation report dated March 29, 2005 on our assessment and on the effectiveness of the company's internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Applebee's International, Inc. and Subsidiaries
Overland Park, Kansas

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Applebee's International, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 26, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 26, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 26, 2004, based on the criteria established in *Internal Control--Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 26, 2004 of the Company and our report dated March 29, 2005 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 29, 2005

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

If you would like information about our executive officers, you should read the section entitled "Executive and Other Senior Officers of the Registrant" in Part I of this report. You should read the information under the caption "Information About the Board of Directors and Executive and Other Senior Officers" for information on our Board of Directors and audit committee of the Board of Directors and the caption "Section 16(a) Beneficial Ownership Reporting Compliance" for information regarding our Section 16(a) ownership compliance located in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 12, 2005. We incorporate that information in this document by reference.

Our Board of Directors has adopted a Code of Conduct for all associates and directors. A copy of this document is available on our website at www.applebees.com, free of charge under the Investors section. We will satisfy any disclosure requirements under Item 5.05 on Form 8-K regarding an amendment to, or waiver from, any provision of the Code with respect to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions by disclosing the nature of such amendment or waiver on our website or in a report on Form 8-K.

Our Board of Directors has determined that Mr. Eric L. Hansen, a member of the audit committee and an independent director, is an audit committee financial expert, as defined under 401(h) of Regulation S-K.

Item 11. Executive Compensation

If you would like information about our executive compensation, you should read the information under the caption "Executive Compensation" and "Information About the Board of Directors and Executive and Other Senior Officers" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 12, 2005. We incorporate that information in this document by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

If you would like information about the stock owned by our management and certain large stockholders and information about our equity compensation plans, you should read the information under the caption "Stock Ownership of Officers, Directors and Major Stockholders" and "Equity Compensation Plan Information" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 12, 2005. We incorporate that information in this document by reference.

Item 13. Certain Relationships and Related Transactions

If you would like information about certain transactions which we have completed or certain relationships which we have entered into, you should read the information under the caption "Certain Transactions" in the Proxy Statement for the Annual Meeting of Stockholders to be held on or about May 12, 2005. We incorporate that information in this document by reference.

Item 14. Principal Accounting Fees and Services

If you would like information about fees paid to our auditors, you should read the information under the caption "Fees and Services of Deloitte & Touche LLP" in the Proxy Statement for the Annual Meeting of

Stockholders to be held on or about May 12, 2005. We incorporate that information in this document by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1. Financial Statements:

   The financial statements are listed in the accompanying "Index to Consolidated Financial Statements" on Page F-1.

2. Financial Statement Schedules:

   None.

3. Exhibits:

   The exhibits filed with or incorporated by reference in this report are listed on the Exhibit Index beginning on page E-1.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APPLEBEE'S INTERNATIONAL, INC.

Date: March 30, 2005

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOWN TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lloyd L. Hill and Rebecca R. Tilden, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments to this Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Lloyd L. Hill
Lloyd L. Hill
Director, Chairman of the Board and Chief Executive Officer
(principal executive officer)

Date: March 30, 2005

By: /s/ Steven K. Lumpkin
Steven K. Lumpkin
Director, Executive Vice President, Chief Financial Officer and Treasurer
(principal financial officer)

Date: March 30, 2005

By: /s/ Beverly O. Elving
Beverly O. Elving
Vice President and Controller
(principal accounting officer)

Date: March 30, 2005

By: /s/ Erline Belton Date: March 30, 2005
Erline Belton
Director

By: /s/ Douglas R. Conant Date: March 30, 2005
Douglas R. Conant
Director

By: /s/ D. Patrick Curran Date: March 30, 2005
D. Patrick Curran
Director

By: /s/ Eric L. Hansen Date: March 30, 2005
Eric L. Hansen
Director

By: /s/ Mark S. Hansen Date: March 30, 2005
Mark S. Hansen
Director

By: /s/ Jack P. Helms Date: March 30, 2005
Jack P. Helms
Director

By: /s/ Burton M. Sack Date: March 30, 2005
Burton M. Sack
Director

By: /s/ Michael A. Volkema Date: March 30, 2005
Michael A. Volkema
Director

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APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Applebee's International, Inc. and Subsidiaries
Overland Park, Kansas

We have audited the accompanying consolidated balance sheets of Applebee's International, Inc. and subsidiaries (the "Company") as of December 26, 2004 and December 28, 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 26, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 26, 2004 and December 28, 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 26, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 26, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE, LLP

Kansas City, Missouri
March 29, 2005

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 26, 2004	December 28, 2003 (as restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 10,642	$ 17,867
Short-term investments, at market value	282	27
Receivables, net of allowance	39,152	31,721
Receivables related to captive insurance subsidiary	2,566	450
Inventories	35,936	20,799
Prepaid income taxes	—	5,800
Prepaid and other current assets	12,079	11,862
Total current assets	100,657	88,526
Property and equipment, net	486,548	426,709
Goodwill	116,344	105,326
Restricted assets related to captive insurance subsidiary	17,386	10,763
Other intangible assets, net	8,524	1,137
Other assets, net	24,972	18,617
	$ 754,431	$ 651,078
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 222	$ 192
Accounts payable	42,830	37,633
Accrued expenses and other current liabilities	89,064	91,940
Loss reserve and unearned premiums related to captive insurance subsidiary	12,137	5,257
Accrued dividends	4,867	3,863
Accrued income taxes	2,578	—
Total current liabilities	151,698	138,885
Non-current liabilities:		
Long-term debt – less current portion	35,472	20,670
Deferred income taxes	28,995	4,193
Other non-current liabilities	41,539	34,187
Total non-current liabilities	106,006	59,050
Total liabilities	257,704	197,935
Commitments and contingencies (Notes 11, 12 and 17)		
Stockholders' equity:		
Preferred stock – par value $0.01 per share: authorized - 1,000,000 shares; no shares issued	—	—
Common stock – par value $0.01 per share: authorized – 125,000,000 shares; issued – 108,503,243 shares	1,085	1,085
Additional paid-in capital	220,897	201,951
Unearned compensation	(1,924)	(1,377)
Retained earnings	623,315	517,365
	843,373	719,024
Treasury stock – 27,375,044 shares in 2004 and 25,715,767 shares in 2003, at cost	(346,646)	(265,881)
Total stockholders' equity	496,727	453,143
	$ 754,431	$ 651,078

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

	Fiscal Year Ended		
	December 26, 2004	December 28, 2003 (as restated)	December 29, 2002 (as restated)
Revenues:			
Company restaurant sales	$ 976,798	$ 867,158	$ 724,616
Franchise royalties and fees	121,221	109,604	102,180
Other franchise income	13,615	13,147	2,688
Total operating revenues	1,111,634	989,909	829,484
Cost of company restaurant sales:			
Food and beverage	259,134	225,346	192,424
Labor	317,659	283,762	240,258
Direct and occupancy	244,707	217,393	182,376
Pre-opening expense	3,025	2,020	2,044
Total cost of company restaurant sales	824,525	728,521	617,102
Cost of other franchise income	14,401	12,697	2,173
General and administrative expenses	104,810	94,951	82,100
Amortization of intangible assets	663	364	381
Loss on disposition of restaurants and equipment	1,955	699	1,138
Operating earnings	165,280	152,677	126,590
Other income (expense):			
Investment income	1,284	1,554	1,498
Interest expense	(1,626)	(1,733)	(2,168)
Impairment of Chevys note receivable (Note 5)	—	(8,803)	—
Other income	3,557	3,722	298
Total other income (expense)	3,215	(5,260)	(372)
Earnings before income taxes	168,495	147,417	126,218
Income taxes	57,630	53,068	45,691
Net earnings	$ 110,865	$ 94,349	$ 80,527
Basic net earnings per common share	$ 1.36	$ 1.14	$ 0.97
Diluted net earnings per common share	$ 1.33	$ 1.10	$ 0.94
Basic weighted average shares outstanding	81,528	82,944	83,407
Diluted weighted average shares outstanding	83,600	85,409	85,382

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Treasury Stock	Total Stockholders' Equity
	Shares	Amount						
Balance, December 30, 2001 (as previously reported)	**108,503**	**$ 1,085**	**$ 181,303**	**$ 354,588**	**$ 14**	**$ (501)**	**$ (211,306)**	**$ 325,183**
Cumulative effect on prior years of restatement (See Note 22)	—	—	—	(4,880)	—	—	—	(4,880)
Balance, December 30, 2001 (as restated)	**108,503**	**1,085**	**181,303**	**349,708**	**14**	**(501)**	**(211,306)**	**320,303**
Comprehensive income:								
Net earnings (as restated)	—	—	—	80,527	—	—	—	80,527
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	2	—	—	2
Total comprehensive income	—	—	—	80,527	2	—	—	80,529
Purchases of treasury stock	—	—	—	—	—	—	(26,113)	(26,113)
Dividends declared on common stock, $0.04 per share	—	—	—	(3,323)	—	—	—	(3,323)
Stock options exercised and related tax benefit	—	—	2,796	—	—	—	4,495	7,291
Shares issued under employee benefit plans	—	—	2,741	—	—	—	2,129	4,870
Restricted shares awarded under equity incentive plans	—	—	765	—	—	(757)	493	501
Amortization of unearned compensation relating to restricted shares	—	—	—	—	—	659	—	659
Net repayments of notes receivable from officers for stock sales	—	—	517	—	—	—	—	517
Dividends paid for fractional shares	—	—	—	(33)	—	—	—	(33)
Balance, December 29, 2002 (as restated)	**108,503**	**1,085**	**188,122**	**426,879**	**16**	**(599)**	**(230,302)**	**385,201**
Comprehensive income:								
Net earnings (as restated)	—	—	—	94,349	—	—	—	94,349
Change in unrealized gain on short-term investments, net of income taxes	—	—	—	—	(16)	—	—	(16)
Total comprehensive income	—	—	—	94,349	(16)	—	—	94,333
Purchases of treasury stock	—	—	—	—	—	—	(49,757)	(49,757)
Dividends declared on common stock, $0.05 per share	—	—	—	(3,863)	—	—	—	(3,863)
Stock options exercised and related tax benefit	—	—	9,884	—	—	—	11,898	21,782
Shares issued under employee benefit plans	—	—	2,554	—	—	—	1,732	4,286
Restricted shares awarded under equity incentive plan, net of cancellations	—	—	1,292	—	—	(1,789)	548	51
Amortization of unearned compensation relating to restricted shares	—	—		—	—	1,011	—	1,011
Net repayments of notes receivable from officers for stock sales	—	—	99	—	—	—	—	99
Balance, December 28, 2003 (as restated)	**108,503**	**1,085**	**201,951**	**517,365**	**—**	**(1,377)**	**(265,881)**	**453,143**
Net earnings	—	—	—	110,865	—	—	—	110,865
Purchases of treasury stock	—	—	—	—	—	—	(99,723)	(99,723)
Dividends declared on common stock, $0.06 per share	—	—	—	(4,867)	—	—	—	(4,867)
Stock options exercised and related tax benefit	—	—	13,756	—	—	—	16,200	29,956
Shares issued under employee benefit plans	—	—	3,747	—	—	—	2,232	5,979
Restricted shares awarded under equity incentive plans, net of cancellations	—	—	1,443	—	—	(1,969)	526	—
Amortization of unearned compensation relating to restricted shares	—	—		—	—	1,422	—	1,422
Dividends paid for fractional shares	—	—	—	(48)	—	—	—	(48)
Balance, December 26, 2004	**108,503**	**$ 1,085**	**$ 220,897**	**$ 623,315**	**$ —**	**$ (1,924)**	**$ (346,646)**	**$ 496,727**

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	December 26, 2004	December 28, 2003	December 29, 2002
		(as restated)	(as restated)
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 110,865	$ 94,349	$ 80,527
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	46,051	41,082	35,454
Amortization of intangible assets	663	364	381
Amortization of unearned compensation	1,422	1,011	659
Other amortization	309	195	195
Inventory impairment	2,000	—	—
Deferred income tax provision	25,313	2,436	1,869
Gain on sale of investments	—	(24)	—
Loss on disposition of restaurants and equipment	1,955	699	1,138
Impairment of Chevys note receivable	—	8,803	—
Income tax benefit from exercise of stock options	10,459	7,606	1,905
Changes in assets and liabilities (exclusive of effects of acquisitions or dispositions):			
Receivables	(7,218)	(5,733)	(1,355)
Receivables related to captive insurance subsidiary	(2,116)	1,353	(1,803)
Inventories	(16,925)	(9,139)	(1,067)
Income taxes	8,378	(798)	(5,981)
Prepaid and other current assets	(665)	1,063	653
Accounts payable	5,197	10,233	5,283
Accrued expenses and other current liabilities	(3,542)	14,057	11,901
Loss reserve and unearned premiums related to captive insurance subsidiary	6,880	3,454	1,803
Other non-current liabilities	2,702	4,965	(217)
Other	(1,123)	(87)	1,288
NET CASH PROVIDED BY OPERATING ACTIVITIES	190,605	175,889	132,633
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(104,620)	(82,562)	(64,874)
Restricted assets related to captive insurance subsidiary	(6,623)	(10,763)	—
Acquisition of restaurants	(13,817)	(21,557)	(34,250)
Lease acquisition costs	(4,875)	—	—
Acquisition of other intangible asset	(2,809)	—	—
Proceeds from sale of restaurants and equipment	66	9,228	279
Purchases of short-term investments	—	—	(150)
Maturities and sales of short-term investments	(253)	480	350
Other investing activities	(1,124)	—	—
NET CASH USED BY INVESTING ACTIVITIES	(134,055)	(105,174)	(98,645)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Purchases of treasury stock	(99,723)	(49,757)	(26,113)
Dividends paid	(3,911)	(3,323)	(3,010)
Issuance of common stock upon exercise of stock options	19,497	14,176	5,386
Shares issued under employee benefit plans	5,979	4,286	4,870
Net long-term debt proceeds (payments)	14,832	(33,399)	(22,000)
Deferred financing costs relating to issuance of long-term debt	(449)	—	—
NET CASH USED BY FINANCING ACTIVITIES	(63,775)	(68,017)	(40,867)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,225)	2,698	(6,879)
CASH AND CASH EQUIVALENTS, beginning of period	17,867	15,169	22,048
CASH AND CASH EQUIVALENTS, end of period	$ 10,642	$ 17,867	$ 15,169

See notes to consolidated financial statements.

APPLEBEE'S INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
(in thousands)

	Fiscal Year Ended		
	December 26, 2004	December 28, 2003 (as restated)	December 29, 2002 (as restated)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 12,428	$ 45,557	$ 44,983
Interest	$ 1,056	$ 1,079	$ 1,532

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

We issued restricted common stock, net of forfeitures, of $1,945,000 in 2004, $1,842,000 in 2003 and $1,258,000 in 2002.

In 2002, we entered into a rabbi trust agreement to protect the assets of the nonqualified deferred compensation plan for certain of our associates. The plan investments are included in other assets and the offsetting obligation is included in other non-current liabilities in our consolidated balance sheets. We had non-cash increases in these balances of $3,881,000, $3,448,000 and $2,425,000 in 2004, 2003 and 2002, respectively.

We made matching contributions in shares of our common stock to a profit sharing plan and trust established in accordance with Section 401(k) of the Internal Revenue Code. Our contributions under this plan were $1,308,000 in 2004, $1,044,000 in 2003 and $1,092,000 in 2002.

On March 24, 2003, we assumed a loan of approximately $1,400,000 in connection with the acquisition of 11 restaurants.

See notes to consolidated financial statements.

1. Organization

Applebee's International, Inc. and our subsidiaries develop, franchise and operate casual dining restaurants under the name "Applebee's Neighborhood Grill & Bar." As of December 26, 2004, there were 1,671 Applebee's restaurants. Franchisees operated 1,247 of these restaurants and 424 restaurants were company operated. These restaurants were located in 49 states and 12 countries outside of the United States.

On September 20, 2002, we formed Neighborhood Insurance, Inc., a regulated Vermont corporation and a wholly-owned subsidiary, as a captive insurance company. Neighborhood Insurance, Inc. was established to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance (see Note 13).

2. Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. We have eliminated all intercompany profits, transactions and balances.

Fiscal year: Our fiscal year ends on the last Sunday of the calendar year. The fiscal years ended December 26, 2004, December 28, 2003 and December 29, 2002 each contained 52 weeks. These fiscal years will be referred hereafter as 2004, 2003 and 2002, respectively.

Financial instruments: Our financial instruments as of December 26, 2004 and December 28, 2003 consist of cash equivalents, short-term investments, accounts receivable and long-term debt, excluding capitalized lease obligations. The carrying amount of cash equivalents and accounts receivable (including receivables related to the captive insurance subsidiary) approximates fair value because of the short maturity of those instruments. We based the carrying amount of short-term investments on quoted market prices. We based the fair value of our long-term debt, excluding capitalized lease obligations, on quotations made on similar issues. The fair value of these financial instruments approximates the carrying amounts reported in the consolidated balance sheets.

Investments: We have certificates of deposit that are included in short-term investments and auction rate securities that are included in restricted assets related to captive insurance subsidiary in our consolidated balance sheets. We determine gains and losses from sales using the specific identification method. As of December 26, 2004, we have classified all investments as available-for-sale.

Inventories: We state inventories at the lower of cost, using the first-in, first-out method, or market. We record inventory reserves for obsolescence and shrinkage based upon inventory turnover trends, historical experience and the specific identification method.

Property and equipment: We report property and equipment at historical cost less accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease term, as defined in operating leases below, or the estimated useful life of the related asset. The general ranges of original depreciable lives are as follows:

- Buildings — 20 years
- Leasehold improvements — 15-20 years
- Furniture and equipment — 2-7 years

We record capitalized interest in connection with the development of new restaurants and amortize it over the estimated useful life of the related asset. We capitalized $189,000 in interest costs during 2004, $264,000 during 2003 and $300,000 during 2002.

Software costs: In accordance with American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," costs incurred in connection with the development of internal-use software are capitalized and amortized over the expected useful life of the asset.

Goodwill: Goodwill represents the excess of cost over fair market value of net assets we have acquired. Beginning in 2002, we ceased amortization of our goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (see Note 9).

Impairment of long-lived assets: We review restaurant property and equipment for impairment on a restaurant by restaurant basis using historical cash flows as well as current estimates of future cash flows and/or appraisals.

We review other long-lived assets annually and when events or circumstances indicate that the carrying value of the asset may not be recoverable. The recoverability is assessed in most instances by comparing the carrying value to its undiscounted cash flows.

Other intangible assets: Other intangible assets consist of franchise interest and rights, lease acquisition costs and other intangible assets related to the acquisition of a former franchise territory (see below). Franchise interest and rights represent allocations of the purchase price of our 1988 acquisition of the Applebee's concept to the restaurants we acquired and the franchise agreements that we assumed based on an independent valuation. We amortize the allocated costs over the estimated life of the restaurants or the franchise agreements on a straight-line basis ranging from 7 to 20 years.

Lease acquisition costs represent amounts paid to acquire six restaurant leases which will be converted to Applebee's restaurants. These lease acquisition costs are being amortized over the remaining lease agreements.

In 2004, we acquired the exclusive right to operate Applebee's restaurants in the Memphis, Tennessee market from a former franchisee. This intangible asset has an indefinite life and accordingly, will not be amortized but tested for impairment at least annually. In connection with this acquisition, we entered into a 4-year noncompete agreement with the former franchise principals. This noncompete agreement is being amortized over the life of the agreement.

Gift cards: We record a liability in the period in which a gift card is issued and proceeds are received. As gift cards are redeemed, this liability is reduced and revenue is recognized as a sale.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates, which are frequently made in consultation with certain third-party advisors, include, but are not limited to, estimates for legal actions and general liability, workers' compensation and health insurance, long-term incentives, and the collectibility of receivables.

We are periodically involved in various legal actions arising in the normal course of business. We are required to assess the probability of any adverse judgments as well as the potential range of loss. We determine the required accruals after a review of the facts of each legal action.

The estimated liability for general liability, workers' compensation and health insurance is established based upon historical claims data and third-party actuarial estimates of settlement costs for incurred claims. We recognized expense of $25,116,000 in 2004, $20,136,000 in 2003 and $15,069,000 in 2002 related to these types of insurance in our consolidated financial statements. Unanticipated changes in these factors may require us to revise our estimates.

We have various long-term associate incentive compensation plans which require us to make estimates to determine our liability based upon projected performance of plan criteria. If actual performance against the criteria differs from our estimates in the future, we will be required to adjust our liability accordingly.

We continually assess the collectibility of our franchise receivables. We establish our allowance for bad debts based on several factors, including historical collection experience, the current economic environment and other specific information available to us at the time. The allowance for bad debts may change in the future due to changes in the factors above or other new developments.

Estimates and assumptions used by management affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Franchise royalties and fees: We recognize royalties on a franchisee's sales in the period in which the sales are reported to have occurred. We also receive a franchise fee for each restaurant that a franchisee opens. The recognition of franchise fees is deferred until we have performed substantially all of our related obligations as franchisor, typically when the restaurant opens. Franchise fees, included in franchise royalties and fees in the consolidated statements of earnings, totaled $3,096,000 for 2004, $2,769,000 for 2003 and $2,692,000 for 2002.

Other franchise income: Other franchise income includes insurance premiums from franchisee participation in our captive insurance program and revenue from information technology products and services provided to certain franchisees. Income from franchisee premiums and information technology services is recognized ratably over the related contract period. Income from information technology products is recognized when the products are installed at the restaurant.

Advertising costs: We recognize company-owned restaurant contributions to the national marketing pool in the period the contribution accrues. We expense most local advertising costs for company-owned restaurants as we incur them, but we expense the production costs of advertising the first time the advertising takes place. Advertising expense related to company-owned restaurants was $46,324,000 for 2004, $41,597,000 for 2003 and $34,877,000 for 2002.

Operating leases: We account for our restaurant and office space leases in accordance with SFAS No.13, "Accounting for Leases" and other authoritative guidance. We recognize rent expense for our operating leases, which have escalating rentals over the term of the lease, on a straight-line basis over the initial term and those option periods where failure to exercise such options would result in an economic penalty such that the renewal appears reasonably assured. In addition, the lease term is deemed to commence on the date we become legally obligated for rent payments. We capitalize the straight-line rent amounts during the construction period of leased properties. Straight-line rent subsequent to the construction period and prior to the restaurant opening is recognized as expense. We use a consistent lease term when calculating depreciation of leasehold improvements, when determining straight-line rent expense and when determining classification of our leases as either operating or capital. Contingent rents are generally amounts due as a result of sales in excess of amounts stipulated in certain restaurant leases and are included in rent expense as they accrue.

Certain of our lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses and/or contingent rent provisions. For purposes of recognizing incentives, premiums, rent holidays and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the property and begin to make improvements in preparation of its intended use.

For tenant improvement allowances, we record a deferred rent liability in either other current liabilities or other non-current liabilities on the consolidated balance sheet and amortize the deferred rent over the terms of the leases as reductions to direct and occupancy costs in the consolidated statements of earnings.

Pre-opening expense: We expense direct training and other costs, including rent expense subsequent to the construction period but prior to restaurant opening, related to opening new or relocated restaurants as they are incurred, which is typically in the month of opening.

Income taxes: We use the asset and liability method to determine deferred income taxes. Deferred tax assets and liabilities are computed based upon future tax consequences associated with differences between the financial statement carrying amount and the tax bases of assets and liabilities.

Stock-based compensation: We have adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." The Statement requires prominent disclosures in financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We account for stock-based compensation awards under the intrinsic method of Accounting Principles Board ("APB") Opinion No. 25. Opinion No. 25 requires compensation cost to be recognized based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. All options awarded under all of our plans are granted with an exercise price equal to the fair market value on the date of the grant. The following table presents the effect on our net earnings and earnings per share had we adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands, except for per share amounts).

	2004	2003 (as restated)	2002 (as restated)
Net earnings, as reported	$ 110,865	$ 94,349	$ 80,527
Add: Stock-based compensation expense included in net earnings, net of related taxes	638	2,354	972
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related taxes	8,555	9,752	6,570
Pro forma net earnings	$ 102,948	$ 86,951	$ 74,929
Basic net earnings per common share, as reported	$ 1.36	$ 1.14	$ 0.97
Basic net earnings, per common share, pro forma	$ 1.26	$ 1.05	$ 0.90
Diluted net earnings per common share, as reported	$ 1.33	$ 1.10	$ 0.94
Diluted net earnings per common share, pro forma	$ 1.23	$ 1.02	$ 0.88

The weighted average fair value at date of grant for options granted during 2004, 2003 and 2002 was $9.84, $7.11 and $6.44 per share, respectively, which, for the purposes of this disclosure, is assumed to be amortized over the respective vesting period of the grants. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004, 2003 and 2002: dividend yield of 0.3% for each year; expected volatility of 41.6%, 44.9% and 46.9%, respectively; risk-free interest rate of 2.7%, 2.8% and 2.5%, respectively; and expected lives of 4.8, 4.9 and 5.2 years, respectively.

Net earnings per share: We compute basic net earnings per share by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted net earnings per share reflects the potential dilution that could occur if holders of options or other contracts to issue common stock exercised or converted their holdings into common stock. Outstanding stock options and equity-based compensation represent the only dilutive effects on weighted average shares. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding and the related net earnings per share. All amounts in the chart, except per share amounts, are expressed in thousands.

	2004	2003 (as restated)	2002 (as restated)
Net earnings	$ 110,865	$ 94,349	$ 80,527
Basic weighted average shares outstanding	81,528	82,944	83,407
Dilutive effect of stock options and equity-based compensation	2,072	2,465	1,975
Diluted weighted average shares outstanding	83,600	85,409	85,382
Basic net earnings per common share	$ 1.36	$ 1.14	$ 0.97
Diluted net earnings per common share	$ 1.33	$ 1.10	$ 0.94

We excluded stock options with exercise prices greater than the average market price of our common stock for the applicable periods from the computation of diluted weighted average shares outstanding as the effect would be anti-dilutive. There were approximately 1,459,000 of these options for 2004, 56,000 options for 2003 and 177,000 options for 2002.

Cash flows: For purposes of the consolidated statements of cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

New accounting pronouncements: In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities and Interpretation of ARB No. 51." This interpretation, which replaces FIN 46, "Consolidation of Variable Interest Entities," clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. This interpretation is required in financial statements for periods ending after March 15, 2004 for those companies that have yet to adopt the provisions of FIN 46. We adopted FIN 46R in January 2004 and the initial adoption did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 (revised 2004) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award. This new Standard will be effective for us beginning in our third quarter of 2005. We are evaluating the impact of this Standard on our consolidated financial statements.

In October 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue 04-1 "Accounting for Preexisting Relationships between the Parties to a Business Combination" ("EITF 04-1"). EITF 04-1 requires that a business combination between two parties that have a pre-existing relationship be evaluated to determine if a settlement of a pre-existing relationship exists. EITF 04-1 also requires that certain reacquired rights (including the rights to the acquirer's trade name under a franchise agreement) be recognized as intangible assets apart from goodwill. However, if a contract giving rise to the reacquired rights includes terms that are favorable or unfavorable when compared to pricing for current market transactions for the same or similar items, EITF 04-1 requires that a settlement gain or loss should be measured as the lesser of the amount by which the contract is favorable or unfavorable to market terms from the perspective of the acquirer or the stated settlement provisions of the contract available to the counterparty to which the contract is unfavorable. We adopted the provisions of EITF 04-1 in the fourth quarter of 2004 and the initial adoption did not have a material impact on our consolidated financial statements.

Reclassifications: We have made certain reclassifications to the consolidated financial statements to conform to the 2004 presentation.

3. Acquisitions

On April 26, 2004, we completed our acquisition of the operations and assets of 10 Applebee's restaurants located in Southern California for approximately $13,800,000 in cash. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. The purchase price was allocated to the fair value of property and equipment of $2,500,000, goodwill of $10,800,000 and other net assets of approximately $500,000. This transaction did not have a significant impact on our net earnings for 2004.

On March 24, 2003, we acquired the operations and assets of 11 Applebee's restaurants located in Illinois, Indiana, Kentucky and Missouri for $21,800,000 in cash and $1,400,000 in assumed debt from a franchisee. The total cash payment included $20,800,000 paid at closing, approximately $200,000 paid as a deposit in 2002 and approximately $800,000 paid in the second quarter of 2003. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. The purchase price of $23,200,000 was allocated to the fair value of property and equipment of $7,900,000, goodwill of $16,600,000, and other net liabilities of $1,300,000.

On November 7, 2002, we acquired the operations and assets of 21 Applebee's restaurants located in the Washington, D.C. area from a franchisee. Under the terms of the purchase agreement and the agreement with the franchisee's secured lender, the total purchase price of the acquisition was $34,350,000. Our financial statements reflect the results of operations for these restaurants subsequent to the date of acquisition. The purchase price of $34,350,000 has been allocated to the fair value of property and equipment of $25,200,000, goodwill of $10,200,000 and other net current liabilities of $1,050,000.

The following table is comprised of actual company restaurant sales for the three restaurant acquisitions above which are included in our consolidated financial statements for each period presented and pro forma company restaurant sales assuming the acquisitions occurred at the beginning of the preceding year for each acquisition (in thousands):

	2004	2003	2002
Actual company restaurant sales for acquired restaurants	$ 17,600	$ 19,000	$ 6,300
Pro forma company restaurant sales for acquired restaurants	$ 26,400	$ 47,000	$ 68,400

4. Disposition

On July 20, 2003, we completed the sale of eight company restaurants in the Atlanta, Georgia market to an affiliate of an existing franchisee for $8,000,000. In connection with the sale of these restaurants, we closed one restaurant in the Atlanta market in June 2003. This transaction did not have a significant impact on our net earnings for 2003. Actual company restaurant sales included in our consolidated financial statements for the nine restaurants were approximately $10,300,000 and $18,300,000 for 2003 and 2002, respectively.

5. Impairment of Chevys Note Receivable

In 1999, we received a $6,000,000, 8% subordinated note in connection with the sale of the Rio Bravo concept to Chevys Holdings, Inc. ("Chevys") due in 2009. In June 2003, Chevys announced the sale of the majority of its restaurants. Subsequent to the announcement, we received Chevys' audited financial statements for the fiscal year ended December 31, 2002. During 2003, we fully impaired the principal and interest of approximately $8,800,000. A charge for the impairment of this note is included in our consolidated statements of earnings for the fiscal year ended December 28, 2003. In October 2003, Chevys Inc. filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. In December 2004, the U.S. Bankruptcy Court approved Chevys' reorganization plan.

6. Inventory Impairment

In the second quarter of 2004, we determined that we had excess inventories of riblets that no longer met our quality standards. Accordingly, we recorded an inventory impairment of $2,000,000 ($1,300,000 net of income taxes) in our consolidated financial statements during 2004. The portion of the riblet inventory impairment related to the company's historical usage of approximately $400,000 was recorded in food and beverage cost and the portion related to the franchisee's historical usage of approximately $1,600,000 was recorded in cost of other franchise income in the consolidated statements of earnings.

7. Receivables

Receivables are comprised of the following (in thousands):

	December 26, 2004	December 28, 2003 (as restated)
Franchise royalty, advertising and trade receivables	$ 28,924	$ 22,293
Credit card receivables	6,509	6,212
Franchise fee receivables	252	318
Other	3,884	3,942
	39,569	32,765
Less allowance for bad debts	417	1,044
	$ 39,152	$ 31,721

The bad debt provision was $99,000 for 2003 and $795,000 in 2002. We did not have a provision for bad debts for 2004. We had write-offs against the allowance for bad debts of $627,000 during 2004, $71,000 during 2003 and $1,049,000 during 2002.

8. Prepaid and Other Current Assets

Prepaid and other current assets are comprised of the following (in thousands):

	December 26, 2004	December 28, 2003 (as restated)
Deferred income taxes	$ 7,482	$ 7,993
Other	4,597	3,869
	$ 12,079	$ 11,862

9. Goodwill and Other Intangible Assets

In November of 2003 and 2004, we completed the annual goodwill impairment test required under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." We determined that no impairment existed and as a result, no impairment losses were recorded in 2003 or 2004.

The changes in goodwill are summarized below (in thousands):

	December 26, 2004	December 28, 2003
Carrying amount, beginning of the year	$ 105,326	$ 88,715
Goodwill acquired	11,018	16,611
	$ 116,344	$ 105,326

Intangible assets subject to amortization pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," are summarized below (in thousands):

	December 26, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangible assets:			
Franchise interest and rights	$ 6,371	$ 5,565	$ 806
Lease acquisition costs	4,875	294	4,581
Noncompete agreement	350	22	328
Total	$ 11,596	$ 5,881	$ 5,715

	December 28, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortized intangible assets:			
Franchise interest and rights	$ 6,371	$ 5,234	$ 1,137

In the fourth quarter of 2004, we acquired the exclusive right to operate Applebee's restaurants in the Memphis, Tennessee market from a former franchisee group for approximately $2,800,000. This intangible asset has an indefinite life and accordingly, will not be amortized but tested for impairment at least annually. In connection with this acquisition, we entered into a 4-year noncompete agreement with the former franchise principals which is being amortized over the life of the agreement.

In the second quarter of 2004, we acquired six restaurant leases which were formerly Ground Round restaurants for approximately $4,900,000 in cash.

Franchise interest and rights are being amortized over the next two to four years, the lease acquisition costs are being amortized over the next 8 to 20 years and the noncompete agreement is being amortized over the next four years.

We expect annual amortization expense for all intangible assets for the next five fiscal years to range from approximately $400,000 to $900,000.

10. Other Assets

Other assets are comprised of the following (in thousands):

	December 26, 2004	December 28, 2003 (as restated)
Nonqualified deferred compensation plan investments (Note 19)	$ 9,754	$ 5,872
Liquor licenses, net	5,891	4,420
Minority investment in unaffiliated company, at cost	2,250	2,250
Notes receivable, net	1,024	1,011
Deferred financing costs, net	577	297
Other	5,476	4,767
	$ 24,972	$ 18,617

11. Property and Equipment

Property and equipment, net, is comprised of the following (in thousands):

	December 26, 2004	December 28, 2003 (as restated)
Land	$ 83,399	$ 77,701
Buildings and leasehold improvements	398,323	350,390
Furniture and equipment	217,451	187,147
Construction in progress	24,601	10,858
	723,774	626,096
Less accumulated depreciation and capitalized lease amortization	237,226	199,387
	$ 486,548	$ 426,709

We have recorded capitalized leases of $4,055,000 at December 26, 2004 and December 28, 2003 which are included in buildings and leasehold improvements. We had accumulated amortization of such property of $1,847,000 at December 26, 2004 and $1,607,000 at December 28, 2003. These capitalized leases relate to the buildings on certain restaurant properties. The land portion of the restaurant property leases is accounted for as an operating lease.

We had depreciation and capitalized lease amortization expense relating to property and equipment of $46,051,000 for 2004, $41,082,000 for 2003 and $35,454,000 for 2002. Of these amounts, capitalized lease amortization was $239,000 during each of 2004, 2003 and 2002.

We lease certain of our restaurants. The leases generally provide for payment of minimum annual rent, real estate taxes, insurance and maintenance and, in some cases, contingent rent (calculated as a percentage of sales) in excess of minimum rent. Total rental expense for all operating leases is comprised of the following (in thousands):

	2004	2003	2002
Minimum rent	$ 20,416	$ 17,274	$ 14,267
Contingent rent	1,254	1,297	1,115
	$ 21,670	$ 18,571	$ 15,382

The present value of capitalized lease payments and the future minimum lease payments under noncancelable operating leases over the lease term as defined in Note 2 (including leases executed for sites to be developed in 2005) as of December 26, 2004 are as follows (in thousands):

	Capitalized Leases	Operating Leases
2005	$ 767	$ 24,109
2006	927	23,774
2007	822	23,233
2008	850	22,820
2009	880	21,576
Thereafter	5,129	154,534
Total minimum lease payments	9,375	$ 270,046
Less amounts representing interest	5,227	
Present value of minimum lease payments	$ 4,148	

12. Long-Term Debt

Long-term debt, including capitalized lease obligations, is comprised of the following (in thousands):

	December 26, 2004	December 28, 2003
Unsecured revolving credit facility; interest at LIBOR plus 0.5% or prime rate at December 26, 2004, due December 2009 and LIBOR plus 0.625% or prime rate at December 28, 2003	$ 30,000	$ 15,000
Capitalized lease obligations (Note 11)	4,148	4,208
Other	1,546	1,654
Total long-term debt	35,694	20,862
Less current portion of long-term debt	222	192
Long-term debt – less current portion	$ 35,472	$ 20,670

In December 2004, we completed the refinancing of our $150,000,000 unsecured revolving credit facility. The new bank credit agreement provides for a $150,000,000 five-year unsecured revolving credit facility, of which $40,000,000 may be used for the issuance of letters of credit. The facility is subject to various covenants and restrictions which, among other things, require the maintenance of stipulated fixed charge, leverage and indebtedness to capitalization ratios, as defined. There is no limit on cash dividends provided that the declaration and payment of such dividend does not cause a default of any other covenant contained in the agreement. The facility is subject to standard other terms, conditions, covenants, and fees. As of December 26, 2004, we are in compliance with the covenants contained in our credit agreement. As of December 26, 2004, we had borrowings of $30,000,000, standby letters of credit of $12,000,000 outstanding and approximately $108,000,000 available under our revolving credit facility.

Maturities of long-term debt, including capitalized lease obligations ending during the years indicated, are as follows (in thousands):

2005	$ 222
2006	266
2007	265
2008	292
2009	30,368
Thereafter	4,281
	$ 35,694

13. Loss and Loss Adjustment Reserve Related to Captive Insurance Subsidiary

In 2002, we formed Neighborhood Insurance, Inc., a Vermont corporation and a wholly-owned captive insurance subsidiary to provide Applebee's International, Inc. and qualified franchisees with workers' compensation and general liability insurance. Applebee's International, Inc. and covered franchisees make premium payments to the captive insurance company which pays administrative fees and insurance claims, subject to individual and aggregate maximum claim limits under the captive insurance company's reinsurance policies. Franchisee premium amounts billed by the captive insurance company are established based upon third-party actuarial estimates of settlement costs for incurred claims and administrative fees. The franchisee premiums are included in other franchise income ratably over the policy year. The related offsetting expenses are included in cost of other franchise income. Accordingly, we do not expect franchisee participation in the captive insurance company to have a material impact on our net earnings. In 2005, we will have fewer franchisee participants in our captive insurance program as we have reduced the number of insurance products offered by the captive insurance company. Our consolidated balance sheets include the following balances related to the captive insurance subsidiary:

- Franchise premium receivables of approximately $1,900,000 and $450,000 as of December 26, 2004 and December 28, 2003, respectively, included in receivables related to captive insurance subsidiary.
- Cash equivalent and other long-term investments restricted for the payment of claims of approximately $16,700,000 and $10,000,000 as of December 26, 2004 and December 28, 2003, respectively, included in restricted assets related to captive insurance subsidiary.
- Loss reserve and unearned premiums related to captive insurance subsidiary of approximately $19,600,000 and $11,000,000 as of December 26, 2004 and December 28, 2003, respectively.
- Other miscellaneous items, net, of approximately $1,000,000 and $550,000 as of December 26, 2004 and December 28, 2003, respectively, included in several line items in the consolidated balance sheets.

Our activity in the loss and loss adjustment reserve, which includes Applebee's International, Inc. and participating franchisees, is summarized in the table below (in thousands):

	December 26, 2004	December 28, 2003
Total balance, beginning of the year	$ 11,007	$ 1,044
Incurred related to:		
Current year	8,660	13,369
Prior year	6,687	219
Total	15,347	13,588
Paid related to:		
Current year	2,296	3,182
Prior year	5,257	443
Total paid	7,553	3,625
Total balance, end of the year	18,801	11,007
Less current portion	11,378	5,257
Long-term portion (Note 15)	$ 7,423	$ 5,750

Loss reserve estimates are established based upon third-party actuarial estimates of ultimate settlement costs for incurred claims (which includes claims incurred but not reported) using data currently available. The reserve estimates are regularly analyzed and adjusted when necessary. Unanticipated changes in the data used to determine the reserve may require us to revise our estimates.

Deferred policy acquisition costs include premium taxes, fronting fees and net commissions and are deferred and amortized over our fiscal year. Accordingly, we did not have any deferred policy acquisition costs recorded as of December 26, 2004. As of December 26, 2004, we had $759,000 of acquisition expenses payable that were included in the current portion of loss reserve and unearned premiums related to captive insurance subsidiary in the consolidated balance sheet.

14. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities are comprised of the following (in thousands):

	December 26, 2004	December 28, 2003 (as restated)
Compensation and related taxes	$ 34,061	$ 37,348
Gift cards	30,295	25,739
Sales and use taxes	5,942	5,528
Insurance	5,210	7,277
Rent	2,007	1,895
Other	11,549	14,153
	$ 89,064	$ 91,940

15. Other Non-Current Liabilities

Other non-current liabilities are comprised of the following (in thousands):

	December 26, 2004	December 28, 2003 (as restated)
Rent	$ 15,642	$ 13,792
Nonqualified deferred compensation plan liabilities (Note 19)	9,754	5,872
Loss and loss adjustment reserve related to captive insurance subsidiary	7,423	5,750
Compensation	5,013	4,813
Other	3,707	3,960
	$ 41,539	$ 34,187

16. Income Taxes

We, along with our subsidiaries, file a consolidated federal income tax return. The income tax provision consists of the following (in thousands):

	2004	2003 (as restated)	2002 (as restated)
Current provision:			
Federal	$ 30,171	$ 45,526	$ 39,166
State and local	2,146	5,106	4,647
Deferred provision:			
Federal	23,625	2,276	1,749
State and local	1,688	160	129
Income taxes	$ 57,630	$ 53,068	$ 45,691

The deferred income tax provision is comprised of the following (in thousands):

	2004	2003 (as restated)	2002 (as restated)
Depreciation and amortization	$ 24,278	$ 5,595	$ 3,160
Other	1,035	(3,159)	(1,282)
Deferred income tax provision	25,313	2,436	1,878
Deferred income taxes related to change in unrealized gain on investments	—	—	(9)
Net change in deferred income taxes	$ 25,313	$ 2,436	$ 1,869

A reconciliation between the income tax provision and the expected tax determined by applying the statutory federal income tax rates to earnings before income taxes follows (in thousands):

	2004	2003 (as restated)	2002 (as restated)
Federal income tax at statutory rates	$ 58,973	$ 51,597	$ 44,177
Increase (decrease) to income tax expense:			
State and local income taxes, net of federal benefit	3,083	3,479	3,149
Employment related tax credits, net	(3,894)	(3,216)	(2,871)
Other	(532)	1,208	1,236
Income taxes	$ 57,630	$ 53,068	$ 45,691

The net current deferred income tax asset amounts are included in "prepaid and other current assets" and the net non-current deferred income tax liability amounts are included in "other non-current liabilities" in the accompanying consolidated balance sheets. The significant components of deferred income tax assets and liabilities and the related balance sheet classifications are as follows (in thousands):

	December 26, 2004	December 28, 2003 (as restated)
Classified as current:		
Accrued expenses	$ 3,694	$ 4,497
Allowance for bad debts	156	1,364
Other, net	3,632	2,132
Net deferred income tax asset	$ 7,482	$ 7,993
Classified as non-current:		
Depreciation and amortization	$ (35,481)	$ (11,205)
Franchise deposits	565	571
Other, net	5,921	6,441
Net deferred income tax liability	$ (28,995)	$ (4,193)

In 2004, we implemented new tax planning strategies that accelerated depreciation on restaurant assets which resulted in an increase in our deferred income tax liability.

17. Commitments and Contingencies

Litigation, claims and disputes: We are involved in various legal actions which include, without limitation, employment law related matters, dram shop claims, personal injury claims and other such normal restaurant operational matters. In each instance, we believe that we have meritorious defenses to the allegations made and we are vigorously defending these claims.

We believe that the ultimate disposition of these matters will not, individually or in the aggregate, have a material adverse effect upon our business or consolidated financial position.

Lease guarantees: In connection with the sale of restaurants to franchisees and other parties, we have, in certain cases, remained contingently liable for the remaining lease payments. As of December 26, 2004, the aggregate amount of these lease payments totaled approximately $37,500,000. These leases expire at various times throughout the next several years with the final lease agreement expiring in 2025. We have not recorded a liability as of December 26, 2004 or December 28, 2003.

Franchisee guarantees: In November 2003, we arranged for a third-party financing company to provide up to $75,000,000 to qualified franchisees for short-term loans to fund remodel investments, subject to our approval. Under the terms of this financing program, we will provide a limited guarantee pool for the loans advanced during the three-year period ending December 2006. As of December 26, 2004, there were loans outstanding to two franchisees aggregating approximately $900,000 under this program.

In May 2004, we arranged for a third-party financing company to provide up to $250,000,000 to qualified franchisees for loans to fund development of new restaurants through October 2007, subject to our approval. We will provide a limited guarantee of certain loans advanced under this program. As of December 26, 2004, there were loans outstanding to two franchisees aggregating approximately $13,600,000 under this program. The fair value of our guarantee under these two financing programs was less than $100,000 and is recorded in other non-current liabilities in our consolidated balance sheet as of December 26, 2004.

Severance agreements: We have severance and employment agreements with certain officers providing for severance payments to be made in the event the associate resigns or is terminated related to a change in control. The agreements define the circumstances which will constitute a change in control. If the severance payments had been due as of December 26, 2004, we would have been required to make payments totaling approximately $12,700,000. In addition, we have severance and employment agreements with certain officers which contain severance provisions not related to a change in control. Those provisions would have required aggregate payments of approximately $6,600,000 if such officers had been terminated as of December 26, 2004.

18. Stockholders' Equity

On September 7, 1994, our Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan") and declared a dividend, issued on September 19, 1994, of one Right for each outstanding share of our Common Stock (the "Common Shares"). The Rights expired on September 7, 2004 and were not redeemed.

Our Board of Directors authorized repurchases of our common stock of up to $75,000,000 and $80,000,000 in 2002 and 2003, respectively. As of December 28, 2003, we had $99,800,000 remaining on our authorizations. During 2004, we repurchased 3,993,670 shares of our common stock at an average price of $24.97 for an aggregate cost of $99,700,000. As of December 26, 2004, we had completed all of the 2002 and 2003 stock repurchase authorizations. In October 2004, our Board of Directors authorized additional repurchases of up to $150,000,000 beginning in 2005 and approved a written plan for repurchases of our common stock in the open market.

A reconciliation of our treasury shares for the past three fiscal years is provided below (shares in thousands):

	Treasury Shares
Balance as of December 30, 2001	24,783
Purchases of treasury stock	1,815
Stock options exercised	(763)
Shares issued under employee benefit plans	(328)
Restricted shares awarded under equity incentive plans	(84)
Balance as of December 29, 2002	25,423
Purchases of treasury stock	2,519
Stock options exercised	(1,847)
Shares issued under employee benefit plans	(276)
Restricted shares awarded under equity incentive plans	(103)
Balance as of December 28, 2003	25,716
Purchases of treasury stock	3,994
Stock options exercised	(1,982)
Shares issued under employee benefit plans	(275)
Restricted shares awarded under equity incentive plans	(78)
Balance as of December 26, 2004	27,375

On May 13, 2004, we declared a three-for-two stock split, effected in the form of a 50% stock dividend, to shareholders of record on May 28, 2004, payable on June 15, 2004. We issued approximately 36,200,000 shares of common stock as a result of the stock split. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split. We have reclassified an amount equal to the par value of the number of shares issued to common stock from retained earnings.

19. Employee Benefit Plans

Employee stock option plans: During 1989, our Board of Directors approved the 1989 Employee Stock Option Plan (the "1989 Plan") which provided for the grant of both qualified and nonqualified options as determined by a committee appointed by the Board of Directors. At the 1995 Annual Meeting of Stockholders, the 1989 Employee Stock Option Plan was terminated, and the 1995 Equity Incentive Plan (the "1995 Plan") was approved. The termination of the 1989 Stock Option Plan did not affect existing options which were outstanding when the plan was terminated.

Options under the 1989 Plan were granted for a term of three to ten years and were generally exercisable one year from date of grant. The 1995 Plan allows the committee to grant stock options, stock appreciation rights, restricted stock awards, performance unit awards and performance share awards (collectively, "Awards") to eligible participants. The 1995 Plan authorizes the committee to issue up to 15,900,000 shares. Options granted under the 1995 Plan during 1995 have a term of five to ten years and are generally exercisable three years from date of grant. Options granted under the 1995 Plan during 1996 through 1998 have a term of ten years and are generally 50% exercisable three years from date of grant, 25% exercisable four years from date of grant, and 25% exercisable five years from date of grant. Options granted under the 1995 Plan during 1999 through 2004 have a term of ten years and are generally exercisable at either one, two, three or five years from the date of grant. Subject to the terms of the 1995

Plan, the committee has the sole discretion to determine the associates to whom it grants Awards, the size and types of the Awards, and the terms and conditions of the Awards.

During 1999, our Board of Directors approved the 1999 Employee Incentive Plan (the "1999 Plan") which allows the committee to grant nonqualified stock options, stock appreciation rights, restricted stock, performance units and performance shares to eligible participants. The 1999 Plan authorizes the committee to issue up to 2,473,875 shares. Options granted under the 1999 Plan have a term of ten years and are generally exercisable one, two or three years from the date of grant. Under all three plans, the option price for both qualified and nonqualified options cannot be less than the fair market value of our common stock on the date the committee grants the options. In 2003, we ceased granting options under this plan.

All three plans permit the committee to grant performance shares. Performance shares represent rights to receive our common stock, cash or any combination thereof, based upon certain performance criteria. In 2000, the committee approved performance share plans which have a one-year and a three-year performance period. In 2002, the committee approved performance share plans with a three-year performance period. We recorded compensation expense of $2,667,000 in 2003 and $865,000 in 2002 related to these grants. In 2004, we reversed $447,000 of compensation expense previously recognized due to the 2004 fiscal year performance versus our three-year performance criteria. These amounts were based on the market price of our common stock at the end of each fiscal year. Performance shares are no longer used by the committee.

We account for all three plans in accordance with APB Opinion No. 25 which requires us to recognize compensation cost based on the excess, if any, between the quoted market price of the stock at the date of grant and the amount an employee must pay to acquire the stock. Under this method, we have recognized no compensation cost for stock option awards, except for performance shares as described above.

Transactions relative to all three plans are as follows:

	1999 Plan		1995 Plan		1989 Plan	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at December 30, 2001	1,651,814	$ 9.95	5,553,262	$ 8.85	112,049	$ 4.09
Granted	815,812	$ 15.27	1,357,140	$ 14.69	–	–
Exercised	(104,625)	$ 8.59	(673,002)	$ 8.01	(26,887)	$ 4.09
Canceled	(218,023)	$ 11.05	(650,128)	$ 8.45	–	–
Options outstanding at December 29, 2002	2,144,978	$ 11.93	5,587,272	$ 10.41	85,162	$ 4.09
Granted	134,250	$ 16.25	1,446,765	$ 17.36	–	–
Exercised	(306,151)	$ 8.51	(1,507,872)	$ 8.11	(78,900)	$ 4.09
Canceled	(197,980)	$ 12.69	(39,117)	$ 15.33	–	–
Options outstanding at December 28, 2003	1,775,097	$ 12.77	5,487,048	$ 12.84	6,262	$ 4.09
Granted	–	–	1,596,944	$ 25.82	–	–
Exercised	(572,048)	$ 10.46	(1,445,331)	$ 10.09	(6,262)	$ 4.09
Canceled	(73,439)	$ 14.81	(570,853)	$ 14.91	–	–
Options outstanding at December 26, 2004	1,129,610	$ 13.80	5,067,808	$ 17.48	–	–
Options available for grant at December 26, 2004	317,097		2,598,584		–	

The number of options exercisable for each plan are summarized below:

	1999 Plan		1995 Plan		1989 Plan	
	Options Exercisable	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
December 29, 2002	97,875	$ 8.62	1,926,694	$ 8.41	85,162	$ 4.09
December 28, 2003	146,829	$ 8.56	1,590,897	$ 9.36	6,262	$ 4.09
December 26, 2004	403,863	$ 10.95	1,572,468	$ 10.70	–	–

The following table summarizes information relating to fixed-priced stock options outstanding for both plans at December 26, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1995 Plan:					
$ 6.18 to $ 6.19	31,260	3.5 years	$ 6.19	31,260	$ 6.19
$ 7.38 to $ 7.45	89,953	3.1 years	$ 7.43	89,953	$ 7.43
$ 8.20 to $ 8.97	678,564	3.2 years	$ 8.42	678,564	$ 8.42
$ 9.81 to $ 9.94	269,062	6.1 years	$ 9.83	269,062	$ 9.83
$ 13.46 to $ 14.72	1,109,493	6.9 years	$ 14.59	354,807	$ 14.36
$ 15.60 to $ 16.35	1,008,956	8.0 years	$ 16.25	136,912	$ 16.25
$ 16.97 to $ 21.94	301,949	8.5 years	$ 20.09	3,000	$ 18.59
$ 22.79 to $ 26.90	1,518,572	9.1 years	$ 25.72	8,910	$ 25.79
$ 27.23 to $ 28.40	59,999	9.3 years	$ 27.96	–	–
$ 6.18 to $ 28.40	5,067,808	7.3 years	$ 17.48	1,572,468	$ 10.70
1999 Plan:					
$ 7.24 to $ 9.13	56,185	5.1 years	$ 8.28	56,185	$ 8.28
$ 9.81 to $ 10.65	219,890	6.2 years	$ 9.84	213,140	$ 9.85
$ 12.77 to $ 17.60	853,535	7.3 years	$ 15.18	134,538	$ 13.81
$ 7.24 to $ 17.60	1,129,610	7.0 years	$ 13.80	403,863	$ 10.95

Restricted stock awards: During 2002, 2003 and 2004, the committee granted restricted stock awards to certain officers and key associates. These awards vest over either a two-year or three-year period. We recorded unearned compensation for the market value of the stock at the date of grant, and we showed this as a reduction to stockholders' equity in the accompanying consolidated balance sheets. We are amortizing unearned compensation ratably to expense over the vesting period. Accordingly, we recognized compensation expense of $1,422,000, $1,011,000 and $659,000 in 2004, 2003 and 2002, respectively.

Nonqualified deferred compensation plan: In 2002, we entered into a rabbi trust agreement to protect the assets of the nonqualified deferred compensation plan for certain of our associates. Each participant's account is comprised of their contribution, our matching contribution and each participant's share of earnings or losses in the plan. In accordance with EITF No. 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Are Held in a Rabbi Trust and Invested," the accounts of the rabbi trust are reported in our consolidated financial statements. As of December 26, 2004 and December 28, 2003, our consolidated balance sheets include the investments in other assets and the offsetting obligation is included in other non-current liabilities. The deferred compensation plan investments are considered trading securities and are reported at fair value with the realized and unrealized holding gains and losses related to these investments recorded in other income and the offsetting compensation expense recorded in general and administrative expenses.

Employee retirement plans: During 1992, we established a profit sharing plan and trust in accordance with Section 401(k) of the Internal Revenue Code. We make matching contributions of 50% of associate contributions not to exceed 4.0% of an associate's compensation in any year. We make our contributions in shares of our common stock. Our contributions vest at the rate of 20% after the associate's second year of service, 60% after three years of service, 80% after four years of service and 100% after five years of service. During 1994, we established a non-qualified defined contribution retirement plan for key associates. In 2002, we ceased contributions to this plan and a new nonqualified deferred compensation plan was established (see nonqualified deferred compensation plan above). Our contributions under these plans were $2,158,000 in 2004, $1,755,000 in 2003 and $1,697,000 in 2002.

Employee stock purchase plan: During 1996, we established an employee stock purchase plan in accordance with Section 423 of the Internal Revenue Code. The plan was approved at the 1997 Annual Meeting of Stockholders. The plan allows associates to purchase shares of our common stock at a 15% discount through payroll deductions. The Board has authorized 1,350,000 common shares under the plan. Associates purchased 196,220 shares under this plan during 2004, 196,576 shares during 2003 and 176,898 shares during 2002.

20. Related Party Transactions

Prior to June 2002, we had a policy which allowed us to loan executives money to be used to invest in our stock to meet guidelines which require executives to own certain amounts of our stock. This policy was terminated in June of 2002 and no new loans will be granted. We had loans that were granted prior to the termination of this policy outstanding for a total of $99,000 as of December 29, 2002 to two officers and $615,000 as of December 30, 2001 to three officers. These loans had interest rates ranging from 4.7% to 6.8% and were collateralized by the stock. One loan was paid in 2002 and the remaining two loans were paid in 2003 and are reflected as an increase in additional paid-in capital in our consolidated balance sheets in each respective fiscal year.

As of December 28, 2003, we had a loan outstanding with an interest rate of 5% to an officer for moving related assistance in the amount of $310,000. The remaining principal of $210,000, as well as accrued interest, was paid in September 2004.

21. Quarterly Results of Operations (Unaudited)

The following presents the unaudited consolidated quarterly results of operations for 2004 and 2003. During the second quarter of 2003, we fully impaired the principal and accrued interest of approximately $8,800,000 for a note receivable. All quarters, except for the fiscal quarter ended December 26, 2004, have been restated (see Note 22). All amounts, except per share amounts, are expressed in thousands.

	Fiscal Quarter Ended						
	March 28, 2004	March 28, 2004	June 27, 2004	June 27, 2004	Sept 26, 2004	Sept 26, 2004	Dec 26, 2004
	(as restated)	(as previously reported)	(as restated)	(as previously reported)	(as restated)	(as previously reported)	
Revenues:							
Company restaurant sales	$ 243,560	$ 243,560	$ 247,769	$ 247,769	$ 247,173	$ 247,173	$ 238,296
Franchise royalties and fees	30,715	30,772	30,722	30,779	30,048	30,105	29,736
Other franchise income	3,115	3,115	3,399	3,399	3,913	3,913	3,188
Total operating revenues	277,390	277,447	281,890	281,947	281,134	281,191	271,220
Cost of company restaurant sales:							
Food and beverage	63,515	63,515	66,647	66,647	65,115	65,115	63,857
Labor	79,655	79,659	80,683	81,086	79,195	79,599	78,126
Direct and occupancy	59,342	59,069	60,513	60,240	61,914	61,642	62,938
Pre-opening expense	567	550	425	391	1,020	998	1,013
Total cost of company restaurant sales	203,079	202,793	208,268	208,364	207,244	207,354	205,934
Cost of other franchise income	2,937	2,937	5,035	5,035	3,521	3,521	2,908
General and administrative expenses	25,422	25,517	24,960	24,932	26,752	26,669	27,676
Amortization of intangible assets	86	86	158	158	199	199	220
Loss on disposition of restaurants and equipment	495	495	584	584	441	441	435
Operating earnings	45,371	45,619	42,885	42,874	42,977	43,007	34,047
Other income (expense):							
Investment income	223	223	18	18	325	325	718
Interest expense	(344)	(344)	(416)	(416)	(379)	(379)	(487)
Other income	461	(109)	562	951	754	568	1,780
Total other income	340	(230)	164	553	700	514	2,011
Earnings before income taxes	45,711	45,389	43,049	43,427	43,677	43,521	36,058
Income taxes	15,975	15,886	14,919	15,200	15,080	15,232	11,656
Net earnings	$ 29,736	$ 29,503	$ 28,130	$ 28,227	$ 28,597	$ 28,289	$ 24,402
Basic net earnings per common share	$ 0.36	$ 0.36	$ 0.34	$ 0.35	$ 0.35	$ 0.35	$ 0.30
Diluted net earnings per common share	$ 0.35	$ 0.35	$ 0.33	$ 0.34	$ 0.34	$ 0.34	$ 0.30
Basic weighted average shares outstanding	81,986	81,986	81,781	81,781	81,511	81,511	80,835
Diluted weighted average shares outstanding	84,628	84,628	84,098	84,098	83,503	83,503	82,518

	Fiscal Quarter Ended							
	March 30, 2003	March 30, 2003	June 29, 2003	June 29, 2003	Sept 28, 2003	Sept 28, 2003	Dec 28, 2003	Dec 28, 2003
	(as restated)	(as previously reported)	(as restated)	(as previously reported)	(as restated)	(as previously reported)	(as restated)	(as previously reported)
Revenues:								
Company restaurant sales	$ 208,410	$ 208,410	$ 220,107	$ 220,107	$ 222,429	$ 222,429	$ 216,212	$ 216,212
Franchise royalties and fees	27,106	27,163	27,274	27,331	27,537	27,594	27,687	27,745
Other franchise income	2,641	2,641	3,268	3,268	2,972	2,972	4,266	4,266
Total operating revenues	238,157	238,214	250,649	250,706	252,938	252,995	248,165	248,223
Cost of company restaurant sales:								
Food and beverage	54,846	54,846	57,040	57,040	57,200	57,200	56,260	56,260
Labor	68,336	68,364	72,257	71,804	72,931	73,018	70,238	70,559
Direct and occupancy	50,793	50,561	54,560	54,386	56,033	55,869	56,007	55,861
Pre-opening expense	234	221	364	334	590	576	832	819
Total cost of company restaurant sales	174,209	173,992	184,221	183,564	186,754	186,663	183,337	183,499
Cost of other franchise income	2,500	2,500	3,173	3,173	2,837	2,837	4,187	4,187
General and administrative expenses	22,552	22,620	22,956	22,887	23,586	23,589	25,857	25,917
Amortization of intangible assets	99	99	92	92	87	87	86	86
Loss on disposition of restaurants and equipment	467	467	731	731	116	116	(615)	(615)
Operating earnings	38,330	38,536	39,476	40,259	39,558	39,703	35,313	35,149
Other income (expense):								
Investment income	336	336	485	485	227	227	506	506
Interest expense	(521)	(521)	(518)	(518)	(330)	(330)	(364)	(364)
Impairment of Chevys note receivable	—	—	(8,803)	(8,803)	—	—	—	—
Other income	545	205	1,941	1	161	395	1,075	919
Total other income	360	20	(6,895)	(8,835)	58	292	1,217	1,061
Earnings before income taxes	38,690	38,556	32,581	31,424	39,616	39,995	36,530	36,210
Income taxes	14,001	13,954	11,655	11,239	14,261	14,398	13,151	13,036
Net earnings	$ 24,689	$ 24,602	$ 20,926	$ 20,185	$ 25,355	$ 25,597	$ 23,379	$ 23,174
Basic net earnings per common share	$ 0.30	$ 0.30	$ 0.25	$ 0.24	$ 0.30	$ 0.31	$ 0.28	$ 0.28
Diluted net earnings per common share	$ 0.29	$ 0.29	$ 0.24	$ 0.24	$ 0.30	$ 0.30	$ 0.28	$ 0.27
Basic weighted average shares outstanding	82,907	82,907	83,153	83,153	83,334	83,334	82,380	82,380
Diluted weighted average shares outstanding	85,015	85,015	85,548	85,548	85,777	85,777	85,012	85,012

22. Restatement of Financial Statements

Like many other companies in the restaurant, retail and other industries, we recently reviewed our accounting treatment for leases and depreciation of related leasehold improvements. Following our review, we determined to restate our consolidated financial statements for fiscal years 2003 and 2002. Although we do not consider that these errors resulted in a material misstatement of our consolidated financial statements for any previously reported annual period, the effect of correcting the errors with an aggregate adjustment in the fourth quarter of 2004 would have had a material effect on our results of operations for that quarter.

Historically, when accounting for leases with renewal options, we have recorded rent expense on a straight-line basis over the initial non-cancelable lease term, with the term commencing when actual rent payments began and depreciated leasehold improvements on those properties over a maximum period of 20 years which, in certain cases, included a portion of the renewal option periods. We have corrected our lease term to include option periods where failure to recognize such options would result in an economic penalty such that the renewal appears reasonably assured. The primary result of this correction is to accelerate the recognition of rent expense under certain leases that include fixed-rent escalations. In addition, the lease term will be deemed to commence on the date the company becomes legally obligated for rent payments. Therefore, we have adopted a policy to capitalize the straight-line rent amounts during the construction period of leased properties, resulting in an increase to previously reported property and equipment in the consolidated balance sheets and an increase to depreciation expense in the consolidated statements of earnings. Straight-line rent subsequent to the construction period and prior to the restaurant opening is recognized as expense, resulting in an increase to previously reported pre-opening expenses in the consolidated statements of earnings.

In connection with the restatement for lease accounting matters, we also corrected for previously identified immaterial errors, primarily related to vacation and workers' compensation expense.

The restatement adjustments increased net earnings by $791,000 for the fiscal year ended December 28, 2003 and decreased net earnings by $2,500,000 for the fiscal year ended December 29, 2002. The cumulative effect of these error corrections is a reduction to retained earnings of $4,880,000 as of the beginning of fiscal year 2002. The restatement did not have any impact on our previously reported net cash flows, sales or comparable restaurant sales, or on our compliance with any covenant under our credit facility.

The following tables contain information regarding the impact of the restatement adjustments. All amounts, except per share amounts, are in thousands.

Consolidated Balance Sheet

	2003 As previously reported	Restatement amounts [1]	2003 As restated
Current assets:			
Cash and cash equivalents	$ 17,867	$ —	$ 17,867
Short-term investments, at market value	27	—	27
Receivables, net of allowance	31,950	(229)	31,721
Receivables related to captive insurance subsidiary	450	—	450
Inventories	20,799	—	20,799
Prepaid income taxes	5,800	—	5,800
Prepaid and other current assets	9,729	2,133	11,862
Total current assets	86,622	1,904	88,526
Property and equipment, net	419,802	6,907	426,709
Goodwill	105,326	—	105,326
Restricted assets related to captive insurance subsidiary	10,763	—	10,763
Other intangible assets, net	1,137	—	1,137
Other assets, net	20,351	(1,734)	18,617
	$ 644,001	$ 7,077	$ 651,078
Current liabilities:			
Current portion of long-term debt	$ 192	$ —	$ 192
Accounts payable	37,633	—	37,633
Accrued expenses and other current liabilities	96,637	(4,697)	91,940
Loss reserve and unearned premiums related to captive insurance subsidiary	11,007	(5,750)	5,257
Accrued dividends	3,863	—	3,863
Total current liabilities	149,332	(10,447)	138,885
Non-current liabilities:			
Long-term debt – less current portion	20,670	—	20,670
Deferred income taxes	5,880	(1,687)	4,193
Other non-current liabilities	8,387	25,800	34,187
Total non-current liabilities	34,937	24,113	59,050
Total liabilities	184,269	13,666	197,935
Stockholders' equity:			
Preferred stock	—	—	—
Common stock	1,085	—	1,085
Additional paid-in capital	201,951	—	201,951
Unearned compensation	(1,377)	—	(1,377)
Retained earnings	523,954	(6,589)	517,365
	725,613	(6,589)	719,024
Treasury stock	(265,881)	—	(265,881)
Total stockholders' equity	459,732	(6,589)	453,143
	$ 644,001	$ 7,077	$ 651,078

[1] The following reclassifications are included in Restatement amounts above:

• Property and equipment, net	1,734
• Other assets, net	(1,734)
• Accrued expenses and other current liabilities	(10,271)
• Loss reserve and unearned premiums related to captive insurance subsidiary	(5,750)
• Other non-current liabilities	16,021

Consolidated Statement of Earnings

	2003 As previously reported	Restatement amounts	2003 As restated
Revenues:			
Company restaurant sales	$ 867,158	$ —	$ 867,158
Franchise royalties and fees	109,833	(229)	109,604
Other franchise income	13,147	—	13,147
Total operating revenue	990,138	(229)	989,909
Cost of company restaurant sales:			
Food and beverage	225,346	—	225,346
Labor	283,745	17	283,762
Direct and occupancy	216,677	716	217,393
Pre-opening expense	1,950	70	2,020
Total cost of company restaurant sales	727,718	803	728,521
Cost of other franchise income	12,697	—	12,697
General and administrative expenses	95,013	(62)	94,951
Amortization of intangible assets	364	—	364
Loss on disposition of restaurants and equipment	699	—	699
Operating earnings	153,647	(970)	152,677
Other income (expense):			
Investment income	1,554	—	1,554
Interest expense	(1,733)	—	(1,733)
Impairment of Chevys note receivable	(8,803)	—	(8,803)
Other income	1,520	2,202	3,722
Total other income (expense)	(7,462)	2,202	(5,260)
Earnings before income taxes	146,185	1,232	147,417
Income taxes	52,627	441	53,068
Net earnings	$ 93,558	$ 791	$ 94,349
Basic net earnings per common share	$ 1.13	$ 0.01	$ 1.14
Diluted net earnings per common share[1]	$ 1.10	$ 0.01	$ 1.10
Basic weighted average shares outstanding	82,944	82,944	82,944
Diluted weighted shares outstanding	85,409	85,409	85,409

[1] Diluted net earnings per common share do not add across due to rounding.

Consolidated Statement of Earnings

	2002 As previously reported	Restatement amounts	2002 As restated
Revenues:			
Company restaurant sales	$ 724,616	$ —	$ 724,616
Franchise royalties and fees	102,180	—	102,180
Other franchise income	2,688	—	2,688
Total operating revenue	829,484	—	829,484
Cost of company restaurant sales:			
Food and beverage	192,424	—	192,424
Labor	238,266	1,992	240,258
Direct and occupancy	181,767	609	182,376
Pre-opening expense	1,974	70	2,044
Total cost of company restaurant sales	614,431	2,671	617,102
Cost of other franchise income	2,173	—	2,173
General and administrative expenses	81,653	447	82,100
Amortization of intangible assets	381	—	381
Loss on disposition of restaurants and equipment	1,138	—	1,138
Operating earnings	129,708	(3,118)	126,590
Other income (expense):			
Investment income	1,498	—	1,498
Interest expense	(2,168)	—	(2,168)
Other income	1,098	(800)	298
Total other income (expense)	428	(800)	(372)
Earnings before income taxes	130,136	(3,918)	126, 218
Income taxes	47,109	(1,418)	45,691
Net earnings	$ 83,027	$ (2,500)	$ 80,527
Basic net earnings per common share	$ 1.00	$ (0.03)	$ 0.97
Diluted net earnings per common share	$ 0.97	$ (0.03)	$ 0.94
Basic weighted average shares outstanding	83,407	83,407	83,407
Diluted weighted shares outstanding	85,382	85,382	85,382

APPLEBEE'S INTERNATIONAL, INC.
EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation, as amended, of the Registrant (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
3.2	Restated and Amended By-laws of the Registrant.
4.1	Certificate of the Voting Powers, Designations, Preferences and Relative Participating, Optional and Other Special Rights and Qualifications of Series A Participating Cumulative Preferred Stock of Applebee's International, Inc. (incorporated by reference to Exhibit 4.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 25, 1994).
10.1	Form of Applebee's Development Agreement.
10.2	Form of Applebee's Franchise Agreement.
10.3	Schedule of Applebee's Development and Franchise Agreements as of December 26, 2004.
10.4	Revolving Credit Agreement dated as of November 5, 2001, as amended (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003 and Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004).
10.5	Revolving Credit Agreement dated as of December 3, 2004 (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on December 7, 2004).
	Management Contracts and Compensatory Plans or Arrangements
10.6	Amended and Restated 1995 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004) and Amendment to Amended and Restated 1995 Equity Incentive Plan (attached hereto).
10.7	Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001, and Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2002).
10.8	1999 Management and Executive Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 26, 1999).

Exhibit Number	Description of Exhibit
10.9	Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003).
10.10	1999 Employee Incentive Plan, as amended (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002).
10.11	2001 Senior Executive Bonus Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2002).
10.12	Employment Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.13	Severance and Noncompetition Agreement, dated January 27, 1994, with Lloyd L. Hill (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 1994).
10.14	Employment Agreement, dated August 7, 2002, with Steven K. Lumpkin (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2002).
10.15	Memorandum of Understanding, dated October 5, 2002, with Louis A. Kaucic (incorporated by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2003).
10.16	Memorandum of Understanding, dated May 12, 2003, with Robert T. Steinkamp (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003).
10.17	Confidentiality, Non-Solicitation and Non-Competition Agreement, dated May 12, 2003, with Robert T. Steinkamp (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003).
10.18	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.23 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1998) and schedule of parties thereto.
10.19	Previous Form of Change in Control Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2001) and schedule of parties thereto.
10.20	Current Form of Change in Control and Noncompete Agreement (incorporated by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004) and schedule of parties thereto.
10.21	Form of Officer Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on December 15, 2004).
10.22	Form of Officer Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on December 15, 2004).
10.23	Form of Officer Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K filed on December 15, 2004).

Exhibit Number	Description of Exhibit
10.24	Form of Officer Restricted Stock Award Agreement for shares subject to the Company's stock ownership guidelines (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-K filed on December 15, 2004).
10.25	Form of Nonqualified Stock Option Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.5 of the Registrant's Form 8-K filed on December 15, 2004).
10.26	Form of Restricted Stock Award for Nonemployee Directors (incorporated by reference to Exhibit 10.6 of the Registrant's Form 8-K filed on December 15, 2004).
10.27	Executive Nonqualified Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004).
10.28	Form of Indemnification Agreement with all Officers and Directors (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004) and schedule of parties thereto.
10.29	Executive Retirement Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2004).
10.30	Executive Health Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2004).
10.31	Named Executive Officer Employment Arrangements.
10.32	Director Compensation Policy.
10.33	Stock Ownership Guidelines (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on January 7, 2005).
10.34	FlexPerx Program (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on January 7, 2005).
21	Subsidiaries of Applebee's International, Inc.
23.1	Consent of Deloitte & Touche LLP.
24	Power of Attorney (see page 38 of the Form 10-K).
31.1	Certification of Chairman and Chief Executive Officer Pursuant to SEC Rule 13a-14(a).
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14(a).
32	Certification of Chairman and Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

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CORPORATE INFORMATION

Corporate Headquarters
4551 West 107th Street
Overland Park, Kansas 66207
(913) 967-4000
Fax: (913) 341-1694

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1010 Grand Boulevard, Suite 400
Kansas City, Missouri 64106

Financial Community Information
Inquiries from institutional investors, financial analysts, registered representatives, portfolio managers and individual shareholders should be directed to: Investor Relations Department at Applebee's corporate headquarters, as listed above, (913) 967-4000, Fax: (913) 341-4970. Information may also be obtained by visiting our website at www.applebees.com.

Registrar and Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
Phone: (800) 468-9716

Annual Meeting
Shareholders are cordially invited to attend the 2005 Annual Meeting of Stockholders which will be held at 10:00 a.m., CDT, on May 12, 2005, at the Overland Park Marriott Hotel, 10800 Metcalf Avenue, Overland Park, Kansas 66210.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

Dividends
The 2004 annual dividend was $0.06 per share, paid in January 2005.

Shareholders
There were approximately 26,500 beneficial shareholders including 1,351 shareholders of record as of December 26, 2004.

Trademarks
The following are registered trademarks of Applebee's International, Inc.: Applebee's,® Applebee's Neighborhood Grill & Bar,® Applebee's Neighborhood Grill & Bar and Design,® and America's Favorite Neighbor.®

Weight Watchers and POINTS are the registered trademarks of Weight Watchers International, Inc.

Forward-Looking Statements
Certain statements contained in this annual report are forward-looking and based on current expectations. There are several risks and uncertainties that could cause actual results to differ materially from those described, including but not limited to the ability of the company and its franchisees to open and operate additional restaurants profitably, the continued growth of its franchisees and its ability to attract and retain qualified franchisees, the impact of intense competition in the casual dining segment of the restaurant industry and its ability to control restaurant operating costs which are impacted by market changes, minimum wage and other employment laws, food costs and inflation. For additional discussion of the principal factors that could cause actual results to be materially different, the reader is referred to the company's current report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2005. The company disclaims any obligation to update these forward-looking statements.

CORPORATE PROFILE

Applebee's International, Inc., headquartered in Overland Park, Kansas, develops, franchises and operates casual dining restaurants in 49 states and 12 international countries under the Applebee's Neighborhood Grill & Bar brand.

Each Applebee's Neighborhood Grill & Bar is designed as an attractive, friendly, neighborhood establishment featuring moderately priced, high-quality food and beverage items, table service and a comfortable atmosphere that appeals to all ages.

Applebee's Neighborhood Grill & Bar is the largest casual dining concept in America, both in terms of number of restaurants and market share. At December 26, 2004, there were 1,671 Applebee's Neighborhood Grill & Bar restaurants, of which 1,247 were operated by franchisees and 424 were operated by the company.

COMMON STOCK INFORMATION

Our common stock trades on The Nasdaq Stock Market,® under the symbol APPB. The table below sets forth for the fiscal quarters indicated the reported high and low sale prices of our common stock, as reported on The Nasdaq Stock Market.

	2004		2003	
	High	Low	High	Low
First Quarter	$28.04	$23.80	$18.87	$15.39
Second Quarter	$28.55	$23.30	$21.17	$17.83
Third Quarter	$26.72	$22.50	$22.31	$19.83
Fourth Quarter	$26.68	$22.26	$26.79	$20.53

All amounts have been adjusted to reflect a three-for-two stock split effected as a 50 percent stock dividend, paid on June 15, 2004.

Design: Falk Harrison Creative, St. Louis, Missouri www.falkharrison.com

Ultimately, *staying true* means consistently giving our guests an enjoyable dining experience every time they visit ... something you can experience for yourself at an Applebee's in your neighborhood.

Applebee's

www.applebees.com
Applebee's International, Inc.
4551 West 107th Street
Overland Park, Kansas 66207